SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, December 2014
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1.    Consolidated Financial Statements for the Three and Nine Months Ended November 29, 2014.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended November 29, 2014.

3.	Canadian Forms 52-109F2 - Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987) and on July 25, 2014 (File No. 333-197636).

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions)(unaudited)
Consolidated Balance Sheets

	As at
	November 29, 2014	March 1, 2014
Assets
Current
Cash and cash equivalents	$1,498	$1,579
Short-term investments	1,273	950
Accounts receivable, net	621	972
Other receivables	139	152
Inventories	102	244
Income taxes receivable	144	373
Other current assets	314	505
Deferred income tax asset	26	73
	4,117	4,848
Long-term investments	274	129
Restricted cash	65	—
Property, plant and equipment, net	588	1,136
Intangible assets, net and goodwill	1,462	1,439
	$6,506	$7,552
Liabilities
Current
Accounts payable	$218	$474
Accrued liabilities	814	1,214
Deferred revenue	445	580
	1,477	2,268
Long-term debt	1,657	1,627
Deferred income tax liability	37	32
	3,171	3,927
Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 528,511,026 voting common shares (March 1, 2014 - 526,551,953)	2,425	2,418
Treasury stock
November 29, 2014 - 6,165,650 (March 1, 2014 - 7,659,685)	(144)	(179)
Retained earnings	1,062	1,394
Accumulated other comprehensive loss	(8)	(8)
	3,335	3,625
	$6,506	$7,552
See notes to consolidated financial statements.

On behalf of the Board:

John S. Chen	Barbara Stymiest
Director	Director

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance as at March 1, 2014	$2,418	$(179)	$1,394	$(8)	$3,625
Net loss	—	—	(332)	—	(332)
Other comprehensive income	—	—	—	—	—
Shares issued:
Stock-based compensation	36	—	—	—	36
Exercise of stock options	6	—	—	—	6
Treasury shares released for restricted share unit settlements	(35)	35	—	—	—
Balance as at November 29, 2014	$2,425	$(144)	$1,062	$(8)	$3,335
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data)(unaudited)

Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
	November 29, 2014	November 30, 2013	November 29, 2014	November 30, 2013
Revenue	$793	$1,193	$2,675	$5,837
Cost of sales
Cost of sales	376	865	1,354	3,907
Inventory write-down	7	1,081	35	1,708
Supply commitment charges	—	511	—	818
	383	2,457	1,389	6,433
Gross margin	410	(1,264)	1,286	(596)
Operating expenses
Research and development	154	322	577	1,040
Selling, marketing and administration	171	538	766	1,738
Amortization	74	148	230	499
Impairment of long-lived assets	—	2,748	—	2,748
Debentures fair value adjustment	150	5	30	5
	549	3,761	1,603	6,030
Operating loss	(139)	(5,025)	(317)	(6,626)
Investment loss, net	(21)	—	(67)	(1)
Loss before income taxes	(160)	(5,025)	(384)	(6,627)
Recovery of income taxes	(12)	(624)	(52)	(1,177)
Net loss	$(148)	$(4,401)	$(332)	$(5,450)
Loss per share
Basic and diluted	$(0.28)	$(8.37)	$(0.63)	$(10.39)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Comprehensive Loss

	Three Months Ended		Nine Months Ended
	November 29, 2014	November 30, 2013	November 29, 2014	November 30, 2013
Net loss	$(148)	$(4,401)	$(332)	$(5,450)
Other comprehensive income (loss)
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income taxes of nil and income tax recovery of $2 million for the three and nine months ended (November 30, 2013 - income taxes of $2 million and income tax recovery of $4 million)	(9)	(1)	(6)	(22)
Amounts reclassified to net loss during the period for derivatives designated as cash flow hedges, net of income taxes of nil and $1 million for the three and nine months ended (November 30, 2013 - income tax recovery of $2 million and $6 million)	1	5	6	20
Other comprehensive income (loss)	(8)	4	—	(2)
Comprehensive loss	$(156)	$(4,397)	$(332)	$(5,452)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Cash Flows

	Nine Months Ended
	November 29, 2014	November 30, 2013
Cash flows from operating activities
Net loss	$(332)	$(5,450)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	532	1,067
Deferred income taxes	47	(114)
Income taxes payable	—	(3)
Stock-based compensation	36	50
Impairment of long-lived assets	—	2,748
Loss on disposal of property, plant and equipment	126	—
Debentures fair value adjustment	30	5
Other	13	92
Net changes in working capital items:
Accounts receivable, net	351	1,111
Other receivables	13	121
Inventories	142	349
Income taxes receivable	229	298
Other current assets	176	(152)
Accounts payable	(256)	(314)
Accrued liabilities	(369)	440
Deferred revenue	(135)	157
Net cash provided by operating activities	603	405
Cash flows from investing activities
Acquisition of long-term investments	(215)	(228)
Proceeds on sale or maturity of long-term investments	19	283
Acquisition of property, plant and equipment	(71)	(260)
Proceeds on sale of property, plant and equipment	348	19
Acquisition of intangible assets	(388)	(837)
Business acquisitions, net of cash acquired	(40)	(7)
Acquisition of short-term investments	(1,973)	(1,149)
Proceeds on sale or maturity of short-term investments	1,701	1,537
Net cash used in investing activities	(619)	(642)
Cash flows from financing activities
Issuance of common shares	6	1
Tax deficiencies related to stock-based compensation	—	(12)
Purchase of treasury stock	—	(16)
Issuance of debt	—	1,000
Transfer to restricted cash	(65)	—
Net cash provided by (used in) financing activities	(59)	973
Effect of foreign exchange loss on cash and cash equivalents	(6)	(11)
Net increase (decrease) in cash and cash equivalents during the period	(81)	725
Cash and cash equivalents, beginning of period	1,579	1,549
Cash and cash equivalents, end of period	$1,498	$2,274
See notes to consolidated financial statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Basis of Presentation and Preparation
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements of BlackBerry Limited (the “Company”) for the year ended March 1, 2014 (the “Annual Financial Statements”), which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements. Operating results for the three and nine months ended November 29, 2014 are not necessarily indicative of the results that may be expected for the full year ending February 28, 2015.
The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. Most fiscal years, including the fiscal years ending February 28, 2015 and March 1, 2014, comprise 52 weeks. However, if the date that is 52 weeks following the most recent fiscal year end is earlier than the last Saturday of February, then such fiscal year comprises 53 weeks. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.
Significant Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s significant accounting policies or critical accounting estimates from those described in the Annual Financial Statements.
Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS
The Company’s cash equivalents and investments, other than cost method investments of $22 million (March 1, 2014 - $4 million) and equity method investments of $63 million (March 1, 2014 - $85 million), consist of money market and other debt securities, which are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) (“AOCI”) until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to these available-for-sale investments.
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
•Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 - Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments by fair value level as at November 29, 2014 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments	Restricted Cash

Bank balances	$751	$—	$—	$—	$751	$751	$—	$—	$—
Other investments	85	—	—	—	85	—	—	85	—
	836	—	—	—	836	751	—	85	—
Level 1:
Money market funds	1	—	—	—	1	1	—	—	—

Level 2:
Term deposits, certificates of deposit, and GICs	395	—	—	—	395	295	35	—	65
Commercial paper	344	—	—	—	344	283	61	—	—
Non-U.S. promissory notes	84	—	—	—	84	—	84	—	—
Non-U.S. treasury bills/notes	450	—	—	—	450	168	282	—	—
U.S. treasury bills/notes	892	—	—	—	892	—	741	151	—
Non-U.S. Government sponsored enterprise notes	12	—	—	—	12	—	12	—	—
U.S. Government agency paper	40	—	—	—	40	—	40	—	—
Corporate bonds	18	—	—	—	18	—	18	—	—
	2,235	—	—	—	2,235	746	1,273	151	65
Level 3:
Corporate bonds	3	—	—	—	3	—	—	3	—
Auction rate securities	40	1	—	(6)	35	—	—	35	—
	43	1	—	(6)	38	—	—	38	—
	$3,115	$1	$—	$(6)	$3,110	$1,498	$1,273	$274	$65

2

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments by fair value level as at March 1, 2014 were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments

Bank balances	$708	$—	$—	$—	$708	$708	$—	$—
Other investments	89	—	—	—	89	—	—	89
	797	—	—	—	797	708	—	89
Level 2:
Bankers’ acceptances/bearer deposit notes	392	—	—	—	392	332	60	—
Commercial paper	15	—	—	—	15	15	—	—
U.S. treasury bills/notes	879	—	—	—	879	253	626	—
Non-U.S. treasury bills/notes	480	—	—	—	480	241	239	—
Non-U.S. government sponsored enterprise notes	55	—	—	—	55	30	25	—
	1,821	—	—	—	1,821	871	950	—
Level 3:
Corporate bonds	4	—	—	—	4	—	—	4
Auction rate securities	41	1	—	(6)	36	—	—	36
	45	1	—	(6)	40	—	—	40
	$2,663	$1	$—	$(6)	$2,658	$1,579	$950	$129
There were no realized gains or losses on available-for-sale securities for the three and nine months ended November 29, 2014 or the three and nine months ended November 30, 2013.
The Company has restricted cash, consisting of cash and securities pledged as collateral to major banking partners in support of the Company's requirements for letters of credit. These letters of credit support certain leasing arrangements entered into in the ordinary course of business, for terms ranging from 1 month to 9 years. The Company is legally restricted from accessing these funds during the term of the leases for which the letters of credit have been issued; however, the Company can continue to invest the funds and receive investment income thereon.
The contractual maturities of available-for-sale investments as at November 29, 2014 and March 1, 2014 were as follows:

	As At
	November 29, 2014		March 1, 2014
	Cost Basis	Fair Value	Cost Basis	Fair Value
Due in one year or less	$2,019	$2,019	$1,821	$1,821
Due in one to five years	153	154	4	4
Due after five years	100	100	35	36
No fixed maturity	1	1	—	—
	$2,273	$2,274	$1,860	$1,861
As at November 29, 2014 and March 1, 2014, the Company had no investments with continuous unrealized losses.
The Company engages from time to time in limited securities lending to generate fee income. Collateral which exceeds the market value of the loaned securities is retained by the Company until the underlying security has been returned to the Company. As at November 29, 2014, the Company did not have any securities on loan (March 1, 2014 - $100 million).

3

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

3.    FAIR VALUE MEASUREMENTS
For a description of the fair value hierarchy, please see Note 2.
Recurring Fair Value Measurements
The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.
In determining the fair value of investments held (other than those classified as Level 3), the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors and are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness after conducting its own internal collection of quoted prices from brokers. Fair values for all investment categories provided by the independent third party valuator that differ by greater than 0.5% from the fair values determined by the Company are communicated to the independent third party valuator for consideration of reasonableness. The independent third party valuator considers the information provided by the Company before determining whether a change in the original pricing is warranted.
The Company's investments (other than those classified as Level 3) largely consist of securities issued by major corporate and banking organizations, the provincial and federal governments of Canada and the United States Department of the Treasury, and are all investment grade.
The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three and nine months ended November 29, 2014 and November 30, 2013:

	Three Months Ended		Nine Months Ended
	November 29, 2014	November 30, 2013	November 29, 2014	November 30, 2013
Balance, beginning of period	$38	$41	$40	$41
Transfers into Level 3	—	532	—	532
Change in fair value	—	1	—	1
Principal repayments	—	(1)	(2)	(1)
Balance, end of period	$38	$573	$38	$573
The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 3 assets during the three and nine months ended November 29, 2014 ($532 million transferred into Level 3 assets for the three and nine months ended November 30, 2013).
The Company’s Level 3 assets measured on a recurring basis include auction rate securities as well as corporate bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle.
The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted-average life of each security based on its contractual details and expected paydown schedule based upon the underlying collateral, the value of the underlying collateral which would be realized in the event of a waterfall event, an estimate of the likelihood of a waterfall event and an estimate of the likelihood of a permanent auction suspension. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent auction suspension. A waterfall event occurs if the funded reserves of the securities become insufficient to make the interest payments, resulting in the disbursement of the securities’ underlying collateral to the security holders.
The corporate bonds are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the anticipated future monthly principal and interest payments, an estimated rate of decrease of those payments, the value of the underlying collateral, the number of securities currently in technical default as grouped by the underlying collateral, an estimated average recovery rate of those securities and assumptions surrounding additional defaults. Significant changes in these unobservable inputs would

4

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

result in significantly different fair value measurements. Generally, a change in the assumption used for the anticipated monthly payments is accompanied by a directionally similar change in the average recovery rate and a directionally opposite change in the yearly decrease in payments and additional defaults assumptions.
The following table presents the significant unobservable inputs used in the fair value measurement of the above Level 3 assets, as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation:

As at November 29, 2014	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted-Average)	Effect of Significant Increase/(Decrease) in Input on Fair Value
Auction rate securities	$35	Discounted cash flow	Weighted-average life	8 - 19 years (14 years)	(Decrease)/increase
			Collateral value (as a % of fair value)	101 - 133% (117%)	Increase/(decrease)
			Probability of waterfall event	5 - 10% (8%)	Increase/(decrease)
			Probability of permanent auction suspension	5 - 10% (8%)	(Decrease)/increase
Corporate bonds	$3	Discounted cash flow	Anticipated monthly principal and interest payments	$0.1 million	Increase/(decrease)
			Yearly decrease in payments	10%	(Decrease)/increase
			Collateral value (as a % of fair value)	138%	Increase/(decrease)
			Current securities in technical default, by collateral grouping	0 - 100% (13%)	(Decrease)/increase
			Average recovery rate of securities in technical default	30%	Increase/(decrease)
			Additional defaults assumption	0 - 44% (18%)	(Decrease)/increase

4.	DERIVATIVE FINANCIAL INSTRUMENTS
The notional amounts and fair values of financial instruments outstanding were as follows:

	As at November 29, 2014
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Designated as Hedging Instruments	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$11	$26	$37	$1,342
Currency option contracts	Other current assets	—	3	—	3	68
Total		$—	$14	$26	$40	$1,410

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$(3)	$(1)	$(2)	$(6)	$313
Currency option contracts	Accrued liabilities	(6)	(1)	—	(7)	219
Total		$(9)	$(2)	$(2)	$(13)	$532
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.

5

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

	As at March 1, 2014
	Balance Sheet Location	Fair Value of Derivatives Designated as Cash Flow Hedges	Fair Value of Derivatives Not Designated as Hedging Instruments	Fair Value of Derivatives Not Subject to Hedge Accounting	Total Estimated Fair Value	Notional Amount
Derivative Assets(1):
Currency forward contracts	Other current assets	$—	$—	$5	$5	$585
Currency option contracts	Other current assets	1	—	1	2	186
Total		$1	$—	$6	$7	$771

Derivative Liabilities(1):
Currency forward contracts	Accrued liabilities	$(7)	$(4)	$(15)	$(26)	$1,304
Currency option contracts	Accrued liabilities	(1)	—	(1)	(2)	72
Total		$(8)	$(4)	$(16)	$(28)	$1,376

Currency option contracts - premiums	Accumulated other comprehensive loss	$(1)	$—	$—	$(1)	$—
______________________________
(1) The fair values of derivative assets and liabilities are measured using Level 2 fair value inputs.

Foreign Exchange
For a description of the Company's usage of derivatives and related accounting policy for these instruments, see the Annual Financial Statements.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in AOCI and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For the three and nine months ended November 29, 2014, there were no realized losses from forward and option contracts which were ineffective upon maturity (three and nine months ended November 30, 2013 - nil and $4 million in realized losses). As at November 29, 2014 and November 30, 2013, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from December 2014 to September 2015. As at November 29, 2014, the net unrealized loss on these forward and option contracts (including option premiums paid) was $9 million (March 1, 2014 - net unrealized loss of $8 million). As at November 29, 2014, the Company estimates that approximately $8 million of net unrealized losses including option premiums on these forward and option contracts will be reclassified into income within the next twelve months.

6

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive loss for the three and nine months ended November 29, 2014:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended November 29, 2014	Nine Months Ended November 29, 2014
Currency forward contracts	$—	Cost of sales	$—	$(1)
Currency option contracts	(1)	Cost of sales	—	—
Currency forward contracts	(1)	Selling, marketing and administration	(1)	(2)
Currency option contracts	(3)	Selling, marketing and administration	—	—
Currency forward contracts	(2)	Research and development	—	(3)
Currency option contracts	(2)	Research and development	—	(1)
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive loss for the three and nine months ended November 30, 2013:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended November 30, 2013	Nine Months Ended November 30, 2013
Currency forward contracts	$—	Revenue	$—	$—
Currency option contracts	—	Revenue	—	(7)
Currency forward contracts	(2)	Cost of sales	—	(1)
Currency forward contracts	(2)	Selling, marketing and administration	(1)	(3)
Currency forward contracts	(4)	Research and development	(1)	(2)
	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Ineffective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Ineffective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Ineffective Portion)
			Three Months Ended November 30, 2013	Nine Months Ended November 30, 2013
Currency forward contracts	$—	Selling, marketing and administration	$—	$(4)
	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Unqualified Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Unqualified Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Unqualified Portion)
			Three Months Ended November 30, 2013	Nine Months Ended November 30, 2013
Currency forward contracts	$—	Selling, marketing and administration	$(5)	$(7)
	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (De-designated/Trading Derivative Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (De-designated/Trading Derivative Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (De-designated/Trading Derivative Portion)
			Three Months Ended November 30, 2013	Nine Months Ended November 30, 2013
Currency forward contracts	$—	Selling, marketing and administration	$—	$(2)

7

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

In addition to the outstanding forward and option contracts hedging exposures relating to anticipated foreign currency transactions that qualify for hedge accounting, the Company has also entered into other forward and option contracts hedging anticipated foreign currency transactions on which it did not apply hedge accounting. Any realized and unrealized gains and losses on these contracts are recognized in income each period. The maturity dates of these instruments range from September 2014 to August 2015. As at November 29, 2014, there were unrealized gains (net of premiums paid) of $12 million recorded in respect of these instruments (March 1, 2014 - unrealized losses of $6 million).
As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign currency forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability upon balance sheet revaluation. The maturity dates of these instruments range from September 2014 to May 2015. As at November 29, 2014, there were unrealized gains (net of premiums paid) of $24 million recorded in respect of these instruments (March 1, 2014 - net unrealized losses of $10 million).
The following table shows the impact of all derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three and nine months ended November 29, 2014 and November 30, 2013:

		Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended		Nine Months Ended
	Location of Gain (Loss) Recognized in Income on Derivative Instruments	November 29, 2014	November 30, 2013	November 29, 2014	November 30, 2013
Currency forward contracts	Selling, marketing and administration	$56	$(4)	$53	$(22)
Currency option contracts	Selling, marketing and administration	1	2	1	8
Selling, marketing and administration expense for the three and nine months ended November 29, 2014 included $11 million and $13 million in gains with respect to foreign exchange net of balance sheet revaluation (three and nine months ended November 30, 2013 - $39 million and $50 million in losses with respect to foreign exchange net of balance sheet revaluation).
Credit Risk
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at November 29, 2014, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 45% (March 1, 2014 - 100%). As at November 29, 2014, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of $29 million on a notional value of $1.9 billion (March 1, 2014 - nil total credit risk exposure on a notional value of $11 million).
The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require that the outstanding net position of all contracts be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at November 29, 2014, the Company had paid collateral of nil to counterparties (March 1, 2014 - $15 million), which approximated the fair value of those contracts. As with the derivatives recorded in an unrealized loss position, this amount is recorded in other current liabilities.
The Company is exposed to market risk and credit risk on its investment portfolio. The Company reduces these risks by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at November 29, 2014, no single issuer represented more than 29% of the total cash, cash equivalents and investments (March 1, 2014 - no single issuer represented more than 33% of the total cash, cash equivalents and investments), and that issuer was the United States Department of the Treasury.

8

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Interest Rate Risk
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Substantially all of these investments carry fixed interest rates. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities and fixed interest rates. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued unsecured convertible debentures due in 2020 (the “Debentures”) with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

5.	CONSOLIDATED BALANCE SHEETS DETAILS
Accounts receivable, net
The allowance for doubtful accounts as at November 29, 2014 was $6 million (March 1, 2014 - $17 million).
There were no individual customers that comprised more than 10% of accounts receivable as at November 29, 2014 or March 1, 2014.

Inventories
Inventories were comprised of the following:

	As at
	November 29, 2014	March 1, 2014
Raw materials	$36	$51
Work in process	39	156
Finished goods	27	37
	$102	$244
For the three and nine months ended November 29, 2014, the Company recorded non-cash, pre-tax charges of $7 million and $35 million relating to the write down of certain inventories (three and nine months ended November 30, 2013 - $1.1 billion in inventories and $511 million in supply commitments and $1.7 billion in inventories and $818 million in supply commitments, respectively).
Property, plant and equipment, net
Property, plant and equipment were comprised of the following:

	As at
	November 29, 2014	March 1, 2014
Cost
Land	$26	$108
Buildings, leasehold improvements and other	440	905
BlackBerry operations and other information technology	1,282	1,297
Manufacturing equipment, research and development equipment and tooling	222	566
Furniture and fixtures	21	27
	1,991	2,903
Accumulated amortization	1,403	1,767
Net book value	$588	$1,136

9

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Intangible assets, net and goodwill
Intangible assets and goodwill were comprised of the following:

	As at November 29, 2014
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$433	$320	$113
Intellectual property and goodwill	2,558	1,209	1,349
	$2,991	$1,529	$1,462
	As at March 1, 2014
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$410	$292	$118
Intellectual property and goodwill	2,176	855	1,321
	$2,586	$1,147	$1,439
During the third quarter of fiscal 2015, the additions to intangible assets primarily consisted of payments relating to licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features.
Based on the carrying value of the identified intangible assets as at November 29, 2014 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2015 and each of the four succeeding years is expected to be as follows: 2015 - $116 million; 2016 - $302 million; 2017 - $187 million; 2018 - $149 million; and 2019 - $136 million.
Accrued liabilities
Accrued liabilities were comprised of the following:

	As at
	November 29, 2014	March 1, 2014
Vendor inventory liabilities	$137	$244
Warranty	147	204
Other	530	766
	$814	$1,214
Product warranty
The changes in the Company’s warranty expense and actual warranty experience for the nine months ended November 29, 2014 as well as the accrued warranty obligations as at November 29, 2014 are set forth in the following table:

Accrued warranty obligations as at March 1, 2014	$204
Warranty costs incurred for the nine months ended November 29, 2014	(119)
Warranty provision for the nine months ended November 29, 2014	73
Adjustments for changes in estimate for the nine months ended November 29, 2014	(11)
Accrued warranty obligations as at November 29, 2014	$147

10

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

6.	BUSINESS ACQUISITIONS
Movirtu Limited
On September 8, 2014, the Company acquired all of the issued and outstanding shares of Movirtu Limited, a Virtual SIM solutions company based in the United Kingdom, for $32.5 million of cash consideration (including transaction expenses of $2 million). The acquisition will provide the basis for a variety of innovative service offerings, including a Virtual SIM platform which enables multiple numbers to be active on a single standard SIM card.
The following table summarizes the preliminary fair value allocations of the acquisition price of the assets acquired and liabilities assumed during the three months ended November 29, 2014:

Assets Purchased
Intangible assets, net and goodwill(1)	$36

Liabilities assumed
Deferred tax liability	5
Net assets acquired	$31

Consideration
Cash consideration	$13
Settlement of acquiree debt(2)	18
Total	$31
______________________________
(1) Goodwill represents the excess of the acquisition price over the fair value of net assets acquired, which is not expected to be deductible for tax purposes when goodwill results from share purchases.
(2) $18 million of the $32.5 million in cash was paid to existing debt holders as part of the acquisition. The Company assumed the outstanding balance of the debt.
Secusmart GmbH
On December 1, 2014, the Company acquired all of the issued and outstanding shares of Secusmart GmbH, a developer of high-security voice and data encryption and anti-eavesdropping solutions, for $82 million in cash and $20 million in future contingent consideration. The acquisition aligns with the Company's strategy of addressing growing security costs and threats ranging from individual privacy to national security by obtaining leading voice and data encryption and anti-eavesdropping technologies, and furthers the Company's security capabilities in end-to-end mobile solutions. The Company has not completed the accounting for the acquisition and therefore has not included detailed purchase accounting in this note, as the acquisition was completed subsequent to the end of the current reporting period. The Company expects most of the purchase price will be allocated to identifiable intangible assets and goodwill.

7.	RESTRUCTURING
Cost Optimization and Resource Efficiency (“CORE”) Program
In fiscal 2013, the Company commenced the CORE program with the objective of improving the Company’s operations and increasing efficiency. During the three and nine months ended November 29, 2014, the Company incurred approximately $5 million and $264 million in total pre-tax charges related to the CORE program related to employee termination benefits, facilities and manufacturing network simplification costs. Other charges and cash costs may occur as programs are implemented or changes are completed. As previously disclosed, the CORE program is substantially complete; however, the Company expects to continue to incur additional restructuring costs during the remainder of fiscal 2015.

11

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table sets forth the activity in the Company’s CORE program liability for the nine months ended November 29, 2014:

	Employee Termination Benefits	Facilities Costs	Manufacturing Costs	Total
Balance as at March 1, 2014	$13	$53	$26	$92
Net charges incurred	92	28	21	141
Cash payments made	(101)	(42)	(47)	(190)
Balance as at November 29, 2014	$4	$39	$—	$43

The CORE program charges incurred for the three and nine months ended November 29, 2014 and November 30, 2013 were as follows:

	Three Months Ended		Nine Months Ended
	November 29, 2014	November 30, 2013	November 29, 2014	November 30, 2013
Cost of sales	$—	$76	$22	$86
Research and development	4	37	64	54
Selling, marketing and administration	1	153	178	223
Total CORE program charges	$5	$266	$264	$363
As part of the CORE program, the Company decided to sell certain redundant assets and discontinue certain operations to drive cost savings and efficiencies in the Company. The Company recorded losses of approximately $1 million and $12 million for the three and nine months ended November 29, 2014 related to the write-down to fair value less costs to sell of the assets held for sale.
All losses on disposal or on write-down to fair value less costs to sell have been included in the selling, marketing and administration expenses on the Company’s consolidated statements of operations and included in the total CORE program charges presented above in the third quarter of fiscal 2015 and prior periods.

8.	INCOME TAXES
For the nine months ended November 29, 2014, the Company’s net effective income tax recovery rate was approximately 14% compared to approximately 18% for the nine months ended November 30, 2013. The Company’s effective income tax recovery rate reflects the fact that the Company expects an income tax recovery of its cash tax paid in fiscal 2012 due to a loss carryback of its fiscal 2015 anticipated tax loss. That current tax recovery will be limited to fiscal 2012 cash tax paid and not previously recovered. The Company’s income tax recovery rate also reflects the fact that the Company has a significant valuation allowance in place against its deferred tax assets, and in particular, due to this valuation allowance, the significant income statement impact of the Debenture fair value was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
The Company’s total unrecognized income tax benefits as at November 29, 2014 was $8 million (March 1, 2014 - $8 million). As at November 29, 2014, all of the unrecognized income tax benefits have been netted against deferred income tax assets on the Company’s consolidated balance sheets.
The Company is subject to ongoing examination by tax authorities in certain jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

9.	LONG-TERM DEBT
Convertible Debentures
In fiscal 2014, Fairfax Financial Holdings Limited (“Fairfax”) and other institutional investors invested in the Company through a $1.25 billion private placement of Debentures.

12

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Interest on the Debentures is payable quarterly in arrears at a rate of 6% per annum.  The Debentures have a term of seven years maturing on November 13, 2020, and each $1,000 of Debentures is convertible at any time into 100 common shares of the Company for a total of 125 million common shares at a price of $10.00 per share for all Debentures, subject to adjustments.
The Company has the option to redeem the Debentures after November 13, 2016 at specified redemption prices in specified periods.  Covenants associated with the Debentures include limitations on the Company’s total indebtedness.
Under specified events of default, the outstanding principal and any accrued interest on the Debentures become immediately due and payable upon request of one quarter of the Debenture holders. During an event of default the interest rate rises to 10% per annum.
The Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the Debentures at 115% of par value if a person or group (not affiliated with Fairfax) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.
Due to the possible volatility through the Company’s statement of operations resulting from fluctuation in the fair value of the embedded conversion option as well as the number of other embedded derivatives within the Debentures, the Company has elected to record the Debentures, including the debt itself and all embedded derivatives, at fair value and present the Debentures as a hybrid financial instrument. No portion of the fair value of the Debentures has been recorded as equity, nor would be if each component was freestanding. As at November 29, 2014, the fair value of the Debentures was $1.7 billion. The difference between the fair value of the Debentures and the unpaid principal balance of $1.25 billion is $407 million.  The fair value of the Debentures is measured using Level 2 fair value inputs.
The Company recorded a non-cash charge associated with the change in the fair value of the Debentures of $150 million in the third quarter of fiscal 2015 and non-cash charge of $30 million for the nine months ended November 29, 2014 (the “Fiscal 2015 Debentures Fair Value Adjustments”). These adjustments are presented on a separate line in the Company’s statement of operations. The fair value adjustments do not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price.
During the third quarter of fiscal 2015, the Company recorded interest expense related to the Debentures of $19 million, which has been included in investment loss on the Company’s statement of operations. The Company is required to make quarterly interest-only payments of approximately $19 million during the seven years.
10.    STOCK-BASED COMPENSATION
Stock Option Plan
The Company recorded a charge to income and a credit to paid-in-capital of approximately $1 million and $2 million for the three and nine months ended November 29, 2014 ($2 million and $5 million for the three and nine months ended November 30, 2013) in relation to stock-based compensation expense.
A summary of option activity since March 1, 2014 is shown below:

	Options Outstanding
	Number (in 000’s)	Weighted- Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at March 1, 2014	3,267	$12.08
Granted during the period	525	10.06
Exercises during the period	(784)	7.15
Forfeited/cancelled/expired during the period	(1,196)	18.32
Balance as at November 29, 2014	1,812	$9.51	3.47	$4
Vested and expected to vest as at November 29, 2014	1,746	$9.54	3.46	$4
Exercisable as at November 29, 2014	740	$10.88	2.93	$2
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on November 29, 2014 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised

13

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

on November 29, 2014. The intrinsic value of stock options exercised during the nine months ended November 29, 2014, calculated using the average market price during the quarter, was approximately $9.34 per share.
As at November 29, 2014, there was $7 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.27 years. The total fair value of stock options vested during the nine months ended November 29, 2014 was $3 million.
Cash received from the stock options exercised for the nine months ended November 29, 2014 was $6 million (nine months ended November 30, 2013 - $1 million).
During the three and nine months ended November 29, 2014, there were 524,686 stock options granted (three and nine months ended November 30, 2013 - there were no stock options granted). The weighted-average fair value of these grants was calculated using the Black-Scholes Merton option-pricing model with the following assumptions:

November 29, 2014
Weighted-average grant date fair value of stock options granted during the period	$4.32
Assumptions:
Risk-free interest rates	1.25%
Expected life in years	3.61
Expected dividend yield	—%
Volatility	56.59%
The Company has no current expectation of paying cash dividends on its common shares. The risk-free interest rates utilized during the life of the stock options are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common shares at the date of grant based on a combination of the implied volatility of publicly traded options on its common shares, and historical volatility, as the Company believes that this is a reasonable indicator of expected volatility going forward. The expected life of stock options granted under the plan is based on historical exercise patterns, which the Company believes are representative of future exercise patterns.
Restricted Share Unit Plan
The Company recorded compensation expense with respect to restricted share units (“RSUs”) of approximately $13 million and $34 million for the three and nine months ended November 29, 2014 ($10 million and $45 million for the three and nine months ended November 30, 2013).
A summary of RSU activity since March 1, 2014 is shown below:

	RSUs Outstanding
	Number (000’s)	Weighted- Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at March 1, 2014	24,345	$8.15
Granted during the period	8,881	9.65
Vested during the period	(2,669)	14.20
Forfeited/cancelled during the period	(3,926)	9.79
Balance as at November 29, 2014	26,631	$7.74	2.53	$272,380
Expected to vest as at November 29, 2014	25,576	$7.76	2.56	$261,639
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on November 29, 2014) that would have been received by RSU holders if all RSUs had vested on November 29, 2014.
As at November 29, 2014, there was $167 million of unrecognized compensation expense related to RSUs that will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.93 years.

14

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

During the nine months ended November 29, 2014, there were 8,880,658 RSUs granted (nine months ended November 30, 2013 - 17,206,570 RSUs were granted), of which 5,950,413 will be settled upon vesting by the issuance of new common shares.

11.	CAPITAL STOCK
The following details the changes in issued and outstanding common shares for the nine months ended November 29, 2014:

	Capital Stock and Additional Paid-In Capital		Treasury Stock
	Stock Outstanding (000’s)	Amount	Stock Outstanding (000’s)	Amount
Common shares outstanding as at March 1, 2014	526,552	$2,418	7,660	$(179)
Stock-based compensation	—	36	—	—
Exercise of stock options	784	6	—	—
Common shares issued for RSU settlements	1,175	—	—	—
Treasury shares released for RSU settlements	—	(35)	(1,494)	35
Common shares outstanding as at November 29, 2014	528,511	$2,425	6,166	$(144)
The Company had 529 million common shares, options to purchase 2 million common shares, 27 million RSUs and 0.3 million deferred share units outstanding as at December 16, 2014. In addition, 125 million common shares are issuable upon conversion in full of the Debentures.

12.	EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended		Nine Months Ended
	November 29, 2014	November 30, 2013	November 29, 2014	November 30, 2013
Net loss for basic and diluted loss per share available to common shareholders (1)	$(148)	$(4,401)	$(332)	$(5,450)

Weighted-average number of shares outstanding (000’s) - basic and diluted (2)	528,090	525,656	527,350	524,766
Loss per share - reported
Basic and diluted	$(0.28)	$(8.37)	$(0.63)	$(10.39)
______________________________
(1) The Company has not presented the dilutive effect of the Debentures using the if-converted method in the calculation of earnings (loss) per share for the three and nine months ended November 29, 2014 as to do so would be antidilutive. See Note 9 for details on the Debentures.
(2) The Company has not presented the dilutive effect of in-the-money options or RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of earnings (loss) per share for the three and nine months ended November 29, 2014 as to do so would be antidilutive. As at November 29, 2014, there were 1,170,782 options and 19,592,822 RSUs outstanding that may have a dilutive effect on earnings (loss) per share in future periods.

15

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

13.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The changes in AOCI by component, net of tax, for the nine months ended November 29, 2014 were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains on Available-for-Sale Securities	Total
AOCI as at March 1, 2014	$(9)	$1	$(8)
Other comprehensive income before reclassifications	(6)	—	(6)
Amounts reclassified from AOCI into income	6	—	6
Other comprehensive income for the period	—	—	—
AOCI as at November 29, 2014	$(9)	$1	$(8)

The effects on net income (loss) of amounts reclassified from AOCI into income by component for the three and nine months ended November 29, 2014 were as follows:

	Three Months Ended			Nine Months Ended
Location of loss reclassified from AOCI into income	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total
Revenue	$—	$—	$—	$—	$—	$—
Selling, marketing and administration	(1)	—	(1)	(2)	—	(2)
Research and development	—	—	—	(4)	—	(4)
Cost of sales	—	—	—	(1)	—	(1)
Recovery of income taxes	—	—	—	1	—	1
Total amount reclassified into income, net of tax	$(1)	$—	$(1)	$(6)	$—	$(6)

14.	COMMITMENTS AND CONTINGENCIES

(a)	Credit facility and letters of credit
The Company has $65 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. See the discussion of restricted cash in Note 2.

(b)	Contingencies
Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s unaudited Annual Information Form for the fiscal year ended March 1, 2014, which is included in the Company’s Annual Report on Form 40-F, including the risk factors entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and

16

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

could be subject to significant damage awards or other remedies” and “The Company may infringe on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of November 29, 2014, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: in the early stages of a proceeding a claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
Though they do not meet the test for accrual described above, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.
On April 2, 2012, NXP B.V. (“NXP”) filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division). NXP asserted that the Company infringes U.S. Patent Nos. 7,330,455; 6,434,654; 6,501,420; 5,597,668; 5,639,697; and 5,763,955. NXP alleges that its patents are generally directed to certain wireless technologies including 802.11 standards GPS and embedded memory technology, as well as certain methods of manufacture for semiconductor devices. Following a jury trial in March 2014, the jury returned a verdict in favor of the Company finding that the Company did not infringe any of the patents in suit and finding that each of the patents is invalid. The Company has filed a motion to recover its fees and costs. NXP has moved to overturn the verdict and has indicated its intent to appeal the verdict. Proceedings are ongoing.
On January 3, 2014, the Company filed a lawsuit against Typo Products LLC (“Typo”) in the U.S. District Court for the Northern District of California. The Company asserted that Typo infringes U.S. Patent Nos. 7,629,964, and 8,162,552, generally directed to a keyboard for use with a mobile communication device. The Company also asserted that Typo infringed U.S. Design Patent No. D685,775, generally directed to a keyboard design, and trade dress relating to keyboards. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On January 22, 2014, the Company filed a motion for preliminary injunction to enjoin Typo from infringing U.S. Patent No. 7,629,964 and U.S. Design Patent No. D.685,775. On March 28, 2014, the court granted the Company’s motion for preliminary injunction, which went into effect after the Company’s payment of a $500,000 bond. On May 9, 2014, the court granted the Company’s motion to dismiss. Typo has withdrawn its products from the market pursuant to the injunction, pending resolution of the lawsuit. The Company prevailed on its claim construction and filed an amended complaint adding related party Show Media to the litigation. Proceedings are ongoing.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions alleging that during the period from September 27, 2012 through September 20, 2013, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed. The purported class action claims seek unspecified damages. In respect of the U.S. class actions, four motions for the appointment of lead plaintiff were filed. On March 14, 2014, the Judge appointed Mary Dinzik and Todd Cox as lead plaintiffs and consolidated the proceedings in the U.S. District Court for the Southern District of New York. On May 27, 2014, the Consolidated Amended Class Action Complaint was filed. It alleges violations of securities laws as a result of alleged false and misleading statements and improper revenue recognition, inventory account and supply management accounting. The proposed class period is from March 28, 2013 to September 20, 2013. The Company has filed a motion to dismiss the complaint. The proceeding is ongoing.

17

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Indirect and other non-income taxes
The Company is subject to ongoing examination of indirect taxes and other non-income taxes by tax authorities in the jurisdictions in which it operates. Management reviews all of the relevant facts for each examination and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for indirect and other taxes and related penalties and interest are made based on management’s assessment of the likely outcome. The Company does not provide for examinations for which the outcome is not determinable or for which the amount of potential loss cannot be reasonably estimated.

(c)	Concentrations in certain areas of the Company’s business
The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources; however, certain components are currently obtained from limited sources within a competitive market, which subjects the Company to significant supply, availability and pricing risks. Many components are at times subject to industry-wide shortages and significant commodity pricing fluctuations including those that are available from multiple sources. In addition, the Company has entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to significant risks of supply shortages, intellectual property litigation risk as well as potential price increases that can materially adversely affect its financial condition and operating results.
The Company also uses some custom components that are not common to the rest of the industry, and new products introduced by the Company often utilize custom components available from only one source for a period of time. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers’ yields have matured or manufacturing capacity has increased. If the Company’s supply of components for a new or existing product were delayed or constrained, the Company’s financial condition and operating results could be materially adversely affected. Further, if the Company was not able to find an alternative source for the necessary quantities, the Company’s business and financial performance could also be materially adversely affected. Continued availability of these components at acceptable prices, or at all, may be affected if those suppliers concentrate on the production of common components instead of components customized to meet the Company’s requirements.
Substantially all of the Company’s hardware products are manufactured by outsourcing partners that are located primarily in Asia or Mexico. A significant concentration of this manufacturing is currently performed by a small number of outsourcing partners. Although the Company works closely with its outsourcing partners on manufacturing schedules, the Company’s operating results could be adversely affected if its outsourcing partners were unable to meet their production commitments.

(d)	Indemnifications
The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.
The Company has entered into indemnification agreements with its current and former directors and current and former executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its current and former directors and current and former executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its current and former directors and current and former executive officers to reduce its exposure to such obligations. The Company has not encountered material costs as a result of such indemnifications in the current year. See the Company’s Management Information Circular for fiscal 2014 for additional information regarding the Company’s indemnification agreements with its directors and current and former executive officers.

15.	SEGMENT DISCLOSURES
The Company is organized and managed as a single reportable operating segment. The Company currently sells an integrated BlackBerry wireless communications platform solution, which includes the sale of BlackBerry handheld devices and the provision of data communication, compression and security infrastructure services, which enable

18

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

BlackBerry handheld wireless devices to send and receive wireless messages and data. For enterprise customers, the Company currently sells an integrated BlackBerry Enterprise Server software solution that gives corporate and government customers the ability to set and enforce specific information technology policies to manage their BlackBerry handheld wireless devices when the data services pass through BlackBerry’s Relay and Provisioning infrastructure.

Revenue, classified by major geographic segments in which the Company’s customers are located, was as follows:

	Three Months Ended		Nine Months Ended
	November 29, 2014	November 30, 2013	November 29, 2014	November 30, 2013
North America
Canada	$52	$72	$158	$426
United States	161	268	628	1,088
	213	340	786	1,514
Europe, Middle East and Africa	366	549	1,148	2,579
Latin America	84	135	320	780
Asia Pacific	130	169	421	964
Total	$793	$1,193	$2,675	$5,837

North America
Canada	6.6%	6.0%	5.9%	7.3%
United States	20.3%	22.5%	23.5%	18.6%
	26.9%	28.5%	29.4%	25.9%
Europe, Middle East and Africa	46.1%	46.0%	42.9%	44.2%
Latin America	10.6%	11.3%	12.0%	13.4%
Asia Pacific	16.4%	14.2%	15.7%	16.5%
Total	100.0%	100.0%	100.0%	100.0%

Revenue, classified by revenue categories, was as follows:

	Three Months Ended		Nine Months Ended
	November 29, 2014	November 30, 2013	November 29, 2014	November 30, 2013
Revenue mix
Hardware	$361	$476	$1,157	$3,427
Service	368	632	1,311	2,150
Software	54	56	167	179
Other	10	29	40	81
	$793	$1,193	$2,675	$5,837

19

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Property, plant and equipment, intangible assets and goodwill, classified by geographic segments in which the Company’s assets are located, was as follows:

	As at
	November 29, 2014		March 1, 2014
	Property, plant and equipment, intangible assets and goodwill	Total assets	Property, plant and equipment, intangible assets and goodwill	Total assets
Canada	$1,763	$3,470	$2,225	$2,362
United States	213	2,491	275	2,207
United Kingdom	12	186	7	954
Other	62	359	68	2,029
	$2,050	$6,506	$2,575	$7,552

20

BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED NOVEMBER 29, 2014
December 19, 2014
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”) for the three and nine months ended November 29, 2014, as well as the Company’s audited consolidated financial statements and accompanying notes, and management's discussion and analysis of financial condition and results of operations for the fiscal year ended March 1, 2014 (the “Annual MD&A”). The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three and nine months ended November 29, 2014 and up to and including December 19, 2014.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended March 1, 2014 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended March 1, 2014 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•
the Company's expectations regarding maintaining its strong cash position while investing in growth opportunities, and the anticipated opportunities and challenges for the Company in fiscal 2015 and fiscal 2016;

•	the Company's ability to reach sustainable non-GAAP profitability sometime in fiscal 2016, and expectations regarding its cash flow and revenue trend;

•	the Company’s plans, strategies and objectives, including the anticipated benefits of recently announced strategic initiatives;

•
anticipated demand for, and the timing of, new product and service introductions, and the Company’s plans and expectations relating to its existing and new product and service offerings, including BlackBerry Enterprise Service (“BES”) 10, BES12, BlackBerry 10 smartphones, services related to BlackBerry Messenger (“BBM”) and QNX software products;

•	the Company's expectations regarding expanding its distribution capability and realizing the related benefits sometime in fiscal 2016;

•	the Company's ability to achieve further reductions in operating expenditures and maintain the cost savings realized through the Cost Optimization and Resource Efficiency (“CORE”) program;

•	the Company's anticipated levels of decline in service revenue in the fourth quarter of fiscal 2015;

•	the Company's expectations for the average selling prices of its devices for the next several quarters;

•	the Company's expectations for software revenue in fiscal 2015 and 2016 and BBM revenue in fiscal 2016;

•	the Company's expectations for gross margin for the next several quarters;

•	the Company's expectations for operating expenses for the next several quarters;

•	the Company’s expectations with respect to the sufficiency of its financial resources;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

•	the Company's assumptions and expectations described in the Company's critical accounting estimates and significant accounting policies.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Overview”, “Overview – Strategic Initiatives and Products and Services Update”, “Overview – CORE and Operational Restructuring”, “Summary Results of Operations - Financial Highlights”, “Results of Operations – Three months ended November 29, 2014 compared to three months ended November 30, 2013 – Revenue – Revenue by Category – Service Revenue”, “Results of Operations – Three months ended November 29, 2014 compared to three months ended November 30, 2013 – Revenue – Revenue by Category – Software Revenue”, “Results of Operations – Three months ended November 29, 2014 compared to three months ended November 30, 2013 – Revenue – Revenue by Category – Hardware Revenue”, “Results of Operations – Three months ended November 29, 2014 compared to three months ended November 30, 2013 – Gross Margin”, “Results of Operations – Three months ended November 29, 2014 compared to three months ended November 30, 2013 – Operating Expenses” and “Financial Condition – Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors discussed in the “Risk Factors” section of the AIF, which is included in the Annual Report and the following:

•
risks related to the Company's ability to implement and to realize the benefits of its strategic initiatives, including a return to its core strengths of enterprise and security, changes to the Devices business, including the partnership with Foxconn Technology Group, and the transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, BlackBerry Technology Solutions, including the QNX embedded business (“BTS”), and Messaging;

•
risks related to the Company’s ability to maintain its existing relationships with its enterprise customers and the Company’s ability to transition its enterprise customers to the BES10 and BES12 platforms and deploy BlackBerry 10 smartphones, and the risk that current BES10 and BES12 test installations may not convert to commercial installations;

•
risks related to the Company’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions and adoption and the relevance of hardware in light of the Company's decreasing market share of the smartphone industry;

•
risks related to the Company’s ability to increase BBM and software revenue for the remainder of fiscal 2015 and during fiscal 2016, including predicting anticipated demand for BES software, technical support and other value added services being promoted by the Company and risks related to the Company’s ability to expand its distribution capability;

•
risks related to intense competition, rapid change and significant strategic alliances within the Company's industry, including recent and potential future strategic transactions by its competitors or carrier partners, which could continue to weaken the Company's competitive position; and

•	risks related to acquisitions, divestitures and investments that may negatively affect the Company’s results of operations.
All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company's business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company's financial results and performance are magnified at the present time given the uncertainties related to the Company's strategic initiatives and operational restructuring described in this MD&A in the sections “Overview - Strategic Initiatives and Products and Services Update” and “Overview - CORE and Operational Restructuring” and the AIF, which is included in the Annual Report.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview
A global leader in mobile communications, the Company revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, the Company aims to inspire the success of its millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB) and its unsecured convertible debentures due 2020 (the “Debentures”) are listed on the Toronto Stock Exchange (TSX: BB.DB.U).
With the BlackBerry platform, the Company believes it offers a market-leading mobile communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social applications, such as BBM, that provide immediacy, productivity and collaboration. The Company has sought to renew its focus on its core strengths of enterprise and security through the expansion of its product and service offerings in the enterprise space, including the introduction of the BES10 and BES12 platforms.
The Company’s latest devices are its BlackBerry 10 smartphone models, including the Passport, Z3, Z30, Z10, Q10 and Q5, each with Long Term Evolution capability, as well as the Classic that was launched on December 17, 2014 in the Canadian, European and Asia Pacific markets. As at the end of the third quarter of fiscal 2015, the Company had a user base of approximately 41 million.
The Company has experienced a significant decline in revenue and market share due to intense competition and other factors, as discussed below under “Results of Operations – Three months ended November 29, 2014 compared to three months ended November 30, 2013 – Revenue” and “Results of Operations - Nine months ended November 29, 2014 compared to nine months ended November 30, 2013 – Revenue”.
Strategic Initiatives and Products and Services Update
As announced on December 20, 2013, the Company is focusing on three key strategic initiatives: (1) returning to its core strengths of enterprise and security; (2) implementing changes in the Devices business to provide operational flexibility to meet the needs of its customers and to mitigate the financial risk to the Company; and (3) its transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, BTS and Messaging. Please also see “Strategic Initiatives” in the Annual MD&A, included in the Annual Report.
The Company continues to implement its new strategy, taking the following key steps to date in fiscal 2015:

•	the launch of BES12;

•	the launch of the BlackBerry Classic, a new device built upon the iconic BlackBerry heritage, as well as the launch of the BlackBerry Passport and the Z3;

•
the acquisition of Secusmart GmbH, a leader in high-security voice and data encryption and anti-eavesdropping solutions for government organizations, enterprises and telecommunications service providers in Germany and internationally;

•
the acquisition of Movirtu Limited, a provider of virtual identity solutions for mobile operators that allow multiple numbers to be active on a single device, complementing BlackBerry's Secure Work Space, BlackBerry Balance and other partitioning technologies;

•	the appointment of Mike Daniels, a leading expert in cyber security, with extensive experience in the U.S. government and the private sector, to the Board of Directors;

•
announced that BES10 would be available as a hosted service through third-party partners worldwide (“BES10 Hosted”), which offers a diverse portfolio of enterprise mobility management (“EMM”) services, including dedicated BES10 hosting, high availability solutions, and fully managed services;

•
a strategic partnership with Samsung Electronics Co., Ltd. to provide a tightly integrated, end-to-end secure solution that brings together BES12 with Samsung Galaxy smartphones and tablets that are embedded with Samsung KNOX;

•
the announcement of new value-added enterprise solutions, including BlackBerry Blend, WorkLife by BlackBerry, Enterprise Identity by BlackBerry and VPN Authentication by BlackBerry (discussed in further detail below);

•	the appointment of Dr. Sandeep Chennakeshu as President of the BTS unit;

•	the appointment of Marty Beard as Chief Operating Officer responsible for cross-functional organizations, including Marketing, BlackBerry 10 Application Development, Customer Care and Quality;

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

•	the receipt of Security Technical Implementation Guide approval from the Defense Information Systems Agency for Secure Work Space for iOS® and Android™;

•
a series of initiatives to help businesses easily connect people, devices and machines and derive value from these connections, offering end-to-end solutions for the Internet of Things. The initiatives include a secure public application platform to be powered by QNX technology, the facilitation of an Internet of Things ecosystem and strategic partnerships;

•	a partnership with Amazon to make approximately 240,000 Android™ applications available to BlackBerry users through the Amazon Appstore;

•
a three-year agreement with EnStream LP, a mobile payments joint venture owned by Canadian wireless carriers Bell, Rogers and TELUS, to provide a secure platform that supports transaction services between leading banks and consumers;

•	an agreement with Salesforce to connect its customer relationship management platform to BlackBerry's EMM solutions;

•	a partnership with Brightstar Corp. to distribute BES12;

•
an investment in healthcare information technology leader NantHealth and collaboration on the development of HIPAA and other government privacy certified, integrated clinical systems that facilitate the delivery of medical care; and

•	allowing mobile device management (“MDM”) companies to directly manage devices with the BlackBerry 10 operating system, including AirWatch, Citrix and IBM.
The Company continues to enhance its BlackBerry 10 offerings with new value-added services, including advanced security tools and additional enterprise services, new services for the Company’s strong BBM base, the creation of cross-platform offerings and services that leverage BlackBerry’s social media community.
BES
On November 13, 2014, the Company launched BES12, which unifies BES10 and BES5 onto one platform, and announced that Ingram Micro, Orange France SA, Vodafone, DMI and other partners and mobile operators around the world are offering BES12.
BES12 provides expanded EMM capabilities that can manage any mobile deployment model and is built on BlackBerry's trusted network. The BES12 platform supports all major mobile operating systems and provides key benefits that include comprehensive cross-platform EMM, end-to-end security, a scalable architecture, a streamlined user experience and industry leading total cost of ownership. BES12 will extend beyond smartphones and tablets to support the Internet of Things, includes industry leading BlackBerry Technical Support Services, and is the administration platform for services such as BBM Protected, and the upcoming advanced value-added enterprise solutions mentioned below.
Since the beginning of the first quarter of fiscal 2015, the Company has experienced strong demand for its previously announced EZ Pass program that enabled customers to easily move from BES and other MDM programs to BES10 or BES12, with over 4,900 total customer registrations and over 6.8 million licenses issued for BES10 as of December 19, 2014 (up from 3,500 customer registrations and 3.4 million licenses as of August 30, 2014), with over 30% of total licenses traded in from competitors' MDM platforms. With this uptake exceeding the Company's goals, the Company has decided to end the EZ Pass registrations by the end of December 2014.
The Company offers BES10 Hosted and BES12 Hosted, which provides the benefits of trusted BlackBerry EMM and advanced security capabilities with the convenience of hosted IT administration.
In September 2014, the Company launched BlackBerry Blend, a new application that seamlessly brings messaging and content from a BlackBerry smartphone using the 10.3 operating system to a computer or tablet.  With Blend, users can receive instant notifications, respond to work and personal messages, and access documents, calendars, contacts and media in real-time on a computer or tablet without compromising security.
In conjunction with the launch of BES12 in November 2014, the Company announced the following advanced value-added enterprise solutions:

•	Enterprise Identity by BlackBerry, a way to manage secure access to cloud-based services;

•	VPN Authentication by BlackBerry, providing the option of eliminating the need for employee passwords or PINs and hardware tokens with iOS®, Android™ or BlackBerry smartphones; and

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

•
WorkLife by BlackBerry, providing the ability to allow enterprises to add a separate corporate phone number to personal devices brought in by their employees or for the employee to add a separate personal phone number to a corporate device.

On December 17, 2014, the Company announced the availability of two new enterprise solutions bundles, the Secure Productivity bundle (includes VPN Authentication, BBM Protected, BlackBerry Blend and Advantage Level Support) for $6 per user per month and the Enterprise Communicator bundle (includes BBM Meetings, BBM Protected and Advantage Level Support) for $12 per user per month.
BBM
On November 13, 2014, the Company launched BBM Meetings, a mobile-first collaboration application that allows voice and video conferences for groups of up to 25 people on BlackBerry 10, iOS® or Android™ smartphones, and also on Windows® PC or Mac.
In June 2014, the Company launched BBM Protected (part of the eBBM Suite), working with BlackBerry smartphones, BES and BES10 to provide enterprise-class mobile messaging.

Users of BBM continue to demonstrate high levels of engagement and the Company continues to focus on expanding its current base of over 90 million monthly active users. In addition, the Company is targeting revenue of $100 million in fiscal 2016 from BBM services, including BBM Protected (which has launched on BlackBerry and Android™ devices and is expected to launch on iOS® in the fourth quarter of fiscal 2015), and BBM Meetings. The Company is focusing on enterprise in developed markets and consumers in developing markets to generate this revenue.
BlackBerry Smartphones
The Company launched the BlackBerry Classic, a new device built upon the iconic BlackBerry heritage, on December 17, 2014 in the North American, European and Asia Pacific regions and the Passport in 48 countries around the world in the third quarter of fiscal 2015. In addition, the Company launched the Z3 in a number of countries within the Middle East, Africa and Asia Pacific regions in the first nine months of fiscal 2015.
CORE and Operational Restructuring
In fiscal 2013, the Company commenced the CORE program with the objective of streamlining the Company's operations and increasing efficiency. See “CORE and Operational Restructuring” in the Annual MD&A.
The Company continued to implement the planned restructuring activities in the third quarter of fiscal 2015, incurring approximately $5 million in pre-tax charges related to the CORE program.
As previously announced, the Company's headcount reductions have been completed and the other elements of the CORE program have been substantially completed, including the divestiture of the majority of its Canadian commercial real estate portfolio (the “Real Estate Sale”); however, the Company expects to continue to incur additional restructuring costs during the remainder of fiscal 2015. The Company will continue to seek opportunities to reduce operating expenditures while looking for opportunities to prudently invest in growth.
Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the Debentures; therefore, periodic revaluation is required under U.S. GAAP.  The valuation is influenced by a number of embedded features within the Debentures, including the Company’s put option on the debt and the investors' conversion option, among others.  The primary factors that influence the fair value adjustment are the Company’s share price, as well as associated volatility in the share price, and the Company's implied credit rating.  The fair value adjustment charge does not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price. In the third quarter of fiscal 2015, the Company recorded a non-cash charge associated with the change in the fair value of the Debentures of approximately $150 million (pre-tax and after tax) (the “Q3 Fiscal 2015 Debentures Fair Value Adjustment”). For the nine months ended November 29, 2014, the Company recorded non-cash charges associated with the change in the fair value of the Debentures of approximately $30 million (pre-tax and after tax) (the “Fiscal 2015 Debentures Fair Value Adjustments”).
Argentina Service Revenue
Beginning in the fourth quarter of fiscal 2014, the Company ceased recognizing revenues related to service access fees charged to customers in Argentina due to that country's political and economic condition, as well as its foreign currency restrictions. During the third quarter of fiscal 2015, the Company reached agreements with certain carrier partners in Argentina to address long outstanding receivables and related terms for future service access fees (the “Argentina Settlement Agreements”). As part

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

of the Argentina Settlement Agreements, the Company received $45 million and recognized $18 million of the cash collected as service revenue in the third quarter of fiscal 2015. In addition, the Company continued to defer additional service revenue of $11 million (the “Q3 Fiscal 2015 Argentina Service Revenue Deferral”).
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On December 19, 2014, the Company announced financial results for the three and nine months ended November 29, 2014, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net income (loss) and adjusted income (loss) per share that excluded the Q3 Fiscal 2015 Debentures Fair Value Adjustment charge of $150 million (pre-tax and after tax), $5 million pre-tax ($4 million after tax) of CORE program charges incurred in the third quarter of fiscal 2015 (collectively, the “Q3 Fiscal 2015 Non-GAAP Adjustments”), the Fiscal 2015 Debentures Fair Value Adjustments of $30 million (pre-tax and after tax) and $264 million pre-tax ($237 million after tax) of CORE program charges incurred in the nine months ended November 29, 2014 (collectively, the “Fiscal 2015 Non-GAAP Adjustments”) presented in the tables below. The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted gross margin, adjusted gross margin percentage, adjusted loss before income taxes, adjusted net income (loss), adjusted income (loss) per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures for the three months ended November 29, 2014 to the most directly comparable U.S. GAAP measures was included in the Company’s press release dated December 19, 2014, and is reflected in the table below.

Q3 Fiscal 2015 Non-GAAP Adjustments		For the Three Months Ended November 29, 2014 (in millions)
	Income statement location	Loss before income taxes	Net income (loss)	Earnings (loss) per share
As reported		$(160)	$(148)	$(0.28)
Debentures Fair Value Adjustment (1)	Debentures fair value adjustment	150	150
CORE Program Charges (2)	Research and development	4	3
CORE Program Charges (2)	Selling, marketing and administration	1	1
Adjusted		$(5)	$6	$0.01
(1) See “Overview - Debentures Fair Value Adjustment”.
(2) See “Overview - CORE and Operational Restructuring”.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2015 Non-GAAP Adjustments		For the Nine Months Ended November 29, 2014 (in millions)
	Income statement location	Gross margin (before taxes)	Gross margin % (before taxes)	Loss before income taxes	Net loss	Loss per share
As reported		$1,286	48.1%	$(384)	$(332)	$(0.63)
Debentures Fair Value Adjustment (1)	Debentures fair value adjustment	—	—%	30	30
CORE Program Charges (2)	Cost of sales	22	0.8%	22	20
CORE Program Charges(2)	Research and development	—	—%	64	57
CORE Program Charges(2)	Selling, marketing and administration	—	—%	178	160
Adjusted		$1,308	48.9%	$(90)	$(65)	$(0.13)
(1) See “Overview - Debentures Fair Value Adjustment”.
(2) See “Overview - CORE and Operational Restructuring”.

Similarly, on December 20, 2013, the Company announced financial results for the three and nine months ended November 30, 2013, which included certain non-GAAP financial measures, such as adjusted gross margin, adjusted loss from continuing operations before taxes and adjusted loss from continuing operations that excluded the long-lived asset impairment charge of approximately $2.7 billion pre-tax ($2.5 billion after tax), the Q3 fiscal 2014 inventory charge of approximately $1.6 billion pre-tax ($1.3 billion after tax) and CORE program charges of approximately $266 million pre-tax ($225 million after tax) incurred in the third quarter of fiscal 2014 (collectively, the “Q3 Fiscal 2014 Non-GAAP Adjustments”), as well as the Z10 inventory charge of $934 million pre-tax ($666 million after tax) and CORE program charges of approximately $363 million pre-tax ($293 million after tax) incurred in the nine months ended November 30, 2013 (collectively, the “Fiscal 2014 Non-GAAP Adjustments”), included in the table below.

		For the Three Months Ended November 30, 2013 (in millions)			For the Nine Months Ended November 30, 2013 (in millions)
	Income statement location	Gross margin (before taxes)	Loss from continuing operations (before taxes)	Loss from continuing operations	Gross margin (before taxes)	Loss from continuing operations (before taxes)	Loss from continuing operations
As reported		$(1,264)	$(5,025)	$(4,401)	$(596)	$(6,627)	$(5,450)
Z10 Inventory Charge	Cost of sales	—	—	—	934	934	666
Q3 Fiscal 2014 Inventory Charge	Cost of sales	1,592	1,592	1,347	1,592	1,592	1,347
CORE Program Charges	Cost of sales	76	76	64	86	86	71
CORE Program Charges	Research and development	—	37	31	—	54	44
CORE Program Charges	Selling, marketing and administration	—	153	130	—	223	178
Long-lived Asset Impairment Charge	Impairment of long-lived assets	—	2,748	2,475	—	2,748	2,475
Adjusted		$404	$(419)	$(354)	$2,016	$(990)	$(669)

Significant Accounting Policies and Critical Accounting Estimates
There have been no changes to the Company’s significant accounting policies or critical accounting estimates from those described under “Accounting Policies and Critical Accounting Estimates” in the Annual MD&A.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Recently Issued Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard. The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company will adopt this guidance in the first quarter of fiscal 2018 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.

Summary Results of Operations
Three months ended November 29, 2014 compared to three months ended November 30, 2013
The following table sets forth certain consolidated statement of operations data as at November 29, 2014 and November 30, 2013.

	For the Three Months Ended (in millions, except for share and per share amounts)
	November 29, 2014		November 30, 2013		Change
Revenue	$793	100%	$1,193	100%	$(400)
Gross margin(1)(2)	410	52%	(1,264)	(106%)	1,674
Operating expenses(1)(2)	549	69%	3,761	315%	(3,212)
Loss before income taxes	(160)	(20%)	(5,025)	(421%)	4,865
Recovery of income taxes	(12)	(1%)	(624)	(52%)	612
Net loss	$(148)	(19%)	$(4,401)	(369%)	$4,253

Loss per share - reported
Basic & diluted	$(0.28)		$(8.37)		$8.09
Weighted-average number of shares outstanding (000’s)
Basic & diluted	528,090		525,656

(1)	See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2015 Non-GAAP Adjustments on gross margin and operating expenses in fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2014 Non-GAAP Adjustments on gross margin and operating expenses in fiscal 2014.
Financial Highlights
The Company had approximately $3.1 billion in cash, cash equivalents and investments as of November 29, 2014. In the third quarter of fiscal 2015, the Company recognized revenues of $793 million and incurred a loss of $148 million, or a $0.28 basic and diluted loss per share on a GAAP basis. Net loss reflects a non-cash charge associated with the change in the fair value of the Debentures of $150 million and pre-tax restructuring charges of $5 million related to the CORE program recorded in the third quarter of fiscal 2015. See “Overview – CORE and Operational Restructuring”, “Overview – Debentures Fair Value Adjustment”, “Non-GAAP Financial Measures” and “Financial Condition - Debenture Financing and Other Funding Sources” in this MD&A.
The Company anticipates maintaining its strong cash position, while increasingly looking for opportunities to prudently invest in growth. The Company is expanding its distribution capability primarily through redeployment of internal resources and expects to begin receiving benefits from these efforts sometime in fiscal 2016.
The Company reached its target of break-even cash flow results in the third quarter of fiscal 2015 and continues to anticipate break-even or better cash flow from operations. The Company continues to target sustainable non-GAAP profitability sometime in fiscal 2016. The Company anticipates a challenging fourth quarter of fiscal 2015 in terms of revenue, followed by revenue stabilization and eventual return to revenue growth sometime in fiscal 2016.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations
Three months ended November 29, 2014 compared to three months ended November 30, 2013
Revenue
Revenue from operations for the third quarter of fiscal 2015 was $793 million, a decrease of $400 million, or 33.5%, from approximately $1.2 billion in the third quarter of fiscal 2014.
Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Three Months Ended (in millions)
	November 29, 2014		November 30, 2013		Change
BlackBerry handheld devices recognized	2.0		1.9		0.1	5.3%

Revenue
Hardware	$361	45.5%	$476	39.9%	$(115)	(24.2)%
Service	368	46.4%	632	53.0%	(264)	(41.8)%
Software	54	6.8%	56	4.7%	(2)	(3.6)%
Other	10	1.3%	29	2.4%	(19)	(65.5)%
	$793	100.0%	$1,193	100.0%	$(400)	(33.5)%
Revenue by Geography
North America	$213	26.9%	$340	28.5%	$(127)	(37.4)%
Europe, Middle East and Africa	366	46.1%	549	46.0%	(183)	(33.3)%
Latin America	84	10.6%	135	11.3%	(51)	(37.8)%
Asia Pacific	130	16.4%	169	14.2%	(39)	(23.1)%
	$793	100.0%	$1,193	100.0%	$(400)	(33.5)%
Revenue by Category
Hardware Revenue
Hardware revenue was $361 million, or 45.5% of revenue, in the third quarter of fiscal 2015 compared to $476 million, or 39.9% of revenue, in the third quarter of fiscal 2014, representing a decrease of $115 million or 24.2%. The Company recognized revenue related to approximately 2.0 million BlackBerry handheld devices in the third quarter of fiscal 2015, reflecting an increase of approximately 0.1 million devices, or 5.3%, compared to approximately 1.9 million BlackBerry handheld devices in the third quarter of fiscal 2014. Approximately 69% of the devices recognized in the third quarter of fiscal 2015 were BlackBerry 10 devices. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to the reduction in the average selling prices of its devices, slightly offset by an increase in the volume of devices sold. The Company expects the average selling prices of its devices to increase in the next several quarters due to the higher selling price of the Passport and Classic.
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. When the Company cannot reasonably estimate the amount of the potential sell-through programs that may be offered on certain BlackBerry devices in future periods, associated revenues are recognized when the devices sell through to end customers. During the third quarter of fiscal 2015, certain sales of BlackBerry 10 and BlackBerry 7 devices were recognized in revenue when they were sold into the channel, with the majority of sales recognized when the devices sold through to end customers. For additional discussion of the Company's revenue recognition policies, please see Note 1 to the consolidated financial statements in the Annual Report.
During the third quarter of fiscal 2015, approximately 1.9 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the third quarter of fiscal 2015 and which reduced the Company's inventory in the channel. The number of BlackBerry smartphones that were sold through to end customers was 4.3 million in the third quarter of fiscal 2014.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Service Revenue
Service revenue decreased by $264 million, or 41.8%, to $368 million, or 46.4% of revenue, in the third quarter of fiscal 2015, compared to $632 million, or 53.0% of revenue, in the third quarter of fiscal 2014. Service revenue in the third quarter of fiscal 2015 included approximately $18 million in cash payments received from carrier partners in Argentina for service revenue previously deferred.
The decrease in service revenue is primarily attributable to a lower number of BlackBerry users compared to the third quarter of fiscal 2014 and also reflects the Q3 Fiscal 2015 Argentina Service Revenue Deferral, described below.
In addition, the decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans, as well as pricing reduction programs implemented by the Company to maintain its customer base. The number of BlackBerry users continued to decline in the third quarter of fiscal 2015, to approximately 41 million. As previously disclosed, as BlackBerry 10 products use the Company's network infrastructure in a different manner than BlackBerry 7 and previous versions, certain elements of the Company's current revenue model have changed. Users of Blackberry 10 devices that require enhanced services, including advanced security, mobile device management and other services, continue to generate monthly service revenue. Other BlackBerry 10 users who do not utilize such services, do not generate service revenue. Service revenue continues to be generated by users of BlackBerry 7 devices.
Foreign currency restrictions in Argentina have led to the deterioration of collections from carriers to whom the Company provides services in that country. As a result, the Company recorded the Q3 Fiscal 2015 Argentina Service Revenue Deferral of approximately $11 million in the third quarter of fiscal 2015.
In the second quarter of fiscal 2015, the Company stated its expectations that service revenue would decline in the third quarter of fiscal 2015 by 10 to 15%. Service revenues for the third quarter of fiscal 2015 decreased by approximately 13% compared to the second quarter of fiscal 2015. The Company expects service revenue to decline in the fourth quarter of fiscal 2015 by approximately 15%.
Software Revenue
Software revenue, which includes fees from licensed BES software, client access licenses, technical support, maintenance and upgrades and QNX software licensing revenues, decreased by $2 million, or 3.6%, to $54 million, or 6.8% of revenue, in the third quarter of fiscal 2015, compared to $56 million, or 4.7% of revenue, in the third quarter of fiscal 2014. The decrease was primarily attributable to a decrease in technical support revenue, partially offset by an increase in client access license revenue and revenue from QNX. Software revenue for the third quarter of fiscal 2015 includes amounts recognized from BES10 and BES12.

The Company expects to realize approximately $250 million in software revenue in fiscal 2015 from BES, technical support, and other value added services. The Company expects software revenue to increase beginning in the second quarter of fiscal 2016 and expects approximately $500 million in software revenue in fiscal 2016. The Company expects to generate this revenue from monetizing existing and forthcoming products, including as described above in “Overview - Strategic Initiatives and Products and Services Update”.
Other Revenue
Other revenue, which includes non-warranty repairs, accessories, licensing revenues and gains and losses on revenue hedging instruments, decreased by $19 million, or 65.5%, to $10 million, or 1.3% of revenue, in the third quarter of fiscal 2015, compared to $29 million, or 2.4% of revenue, in the third quarter of fiscal 2014. The majority of the decline was primarily attributable to a one-time contract payment received in the comparable quarter in the prior fiscal year, as well as a decrease in accessories and non-warranty repair revenues.
Revenue by Geography
North America Revenues
Revenues in North America were $213 million, or 26.9% of revenue, in the third quarter of fiscal 2015, reflecting a decrease of $127 million compared to $340 million, or 28.5% of revenue, in the third quarter of fiscal 2014. The decrease in North American revenue is primarily attributable to a decrease in revenue from the United States. Sales in the United States represented approximately 20.3% of total revenue in the third quarter of fiscal 2015, compared to 22.5% of total revenue in the third quarter of fiscal 2014 and sales in Canada represented approximately 6.6% of revenue in the third quarter of fiscal 2015, compared to 6.0% of revenue in the third quarter of fiscal 2014.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues in North America have continued to decline due to intense competition and consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS® and Android™ environments, and the Company's aging BlackBerry 7 device portfolio resulting in reduced service revenue as described above. Sales in North America have also been impacted by the significant number of new Android™ based competitors that have entered the market.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $366 million or 46.1% of revenue in the third quarter of fiscal 2015, reflecting a decrease of $183 million compared to $549 million or 46.0% of revenue in the third quarter of fiscal 2014. The Company believes that the decrease in revenues is due to its aging BlackBerry 7 product portfolio leading to a decline in service revenue, a change in customer preferences for devices with access to the broadest number of applications, and intense competition in this market for BlackBerry 10 devices.
The Company's largest markets in this region include the United Kingdom, United Arab Emirates and Saudi Arabia.
Latin America Revenues
Revenues in Latin America were $84 million or 10.6% of revenue in the third quarter of fiscal 2015, reflecting a decrease of $51 million compared to $135 million or 11.3% of revenue in the third quarter of fiscal 2014. The Company believes that the decrease in revenues is due to the same factors discussed above related to the decrease in Europe, Middle East and Africa revenues. The decrease is also attributable to the Argentina currency restrictions noted above.
The Company's largest markets in this region include Argentina, Venezuela and Colombia.
Asia Pacific Revenues
Revenues in Asia Pacific were $130 million or 16.4% of revenue in the third quarter of fiscal 2015, reflecting a decrease of $39 million compared to $169 million or 14.2% of revenue in the third quarter of fiscal 2014. The Company believes that the decrease in revenues is due to the same factors discussed above related to the decrease in Europe, Middle East and Africa revenues.
The Company's largest markets in this region include Indonesia, India and Hong Kong.
Gross Margin
Gross margin increased by $1.7 billion to $410 million, or 51.7% of revenue, in the third quarter of fiscal 2015, compared to ($1.3) billion, or (106.0%) of revenue, in the third quarter of fiscal 2014. Excluding the relevant Q3 Fiscal 2015 Non-GAAP Adjustments and Q3 Fiscal 2014 Non-GAAP Adjustments, gross margin increased by $6 million to $410 million, or 51.7% of revenue.
The $6 million increase in gross margin was primarily attributable to an increase in handheld margin, which was partially offset by a reduction in service revenue compared to the third quarter of fiscal 2014 due to a lower number of BlackBerry users and lower revenue from those users. Generally, service revenues earn higher gross margins than sales of handheld devices and hardware revenues have lower gross margins than the Company’s gross margin. The Company expects gross margin to be in the high 40% range for each of the next several quarters.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for the quarter ended November 29, 2014, compared to the quarter ended August 30, 2014 and the quarter ended November 30, 2013. The Company believes it is meaningful to also provide a comparison between the third quarter of fiscal 2015 and the second quarter of fiscal 2015 given that the Company’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	November 29, 2014		August 30, 2014		November 30, 2013
		% of Revenue		% of Revenue		% of Revenue
Revenue	$793		$916		$1,193
Operating expenses
Research and development (1)(2)(3)	$154	19.4%	$186	20.3%	$322	27.0%
Selling, marketing and administration (1)(2)(3)	171	21.6%	195	21.3%	538	45.1%
Amortization	74	9.3%	75	8.2%	148	12.4%
Impairment of long-lived assets(2)	—	—%	—	—%	2,748	230.3%
Debentures fair value adjustment (1)(3)	150	18.9%	167	18.2%	5	0.4%
Total	$549	69.2%	$623	68.0%	$3,761	315.2%
_________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2015 Non-GAAP Adjustments on operating expenditures in fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q3 Fiscal 2014 Non-GAAP Adjustments on operating expenditures in fiscal 2014.

(3)
In the second quarter of fiscal 2015, the Company recorded a non-cash charge associated with a change in the fair value of the Debentures of approximately $167 million, as well as CORE program charges of approximately $19 million and $4 million in research and development and selling, marketing and administration expenses, respectively (the “Q2 Fiscal 2015 Non-GAAP Adjustments”).

Operating expenses decreased by $74 million, or 11.9%, to $549 million, or 69.2% of revenue, in the third quarter of fiscal 2015, compared to $623 million, or 68.0% of revenue, in the second quarter of fiscal 2015. Excluding the impact of the relevant Q3 Fiscal 2015 Non-GAAP Adjustments and Q2 Fiscal 2015 Non-GAAP Adjustments, operating expenses decreased by $39 million, or 9.0%. The decrease was primarily attributable to decreases in salaries and benefits due to reductions in headcount related to the CORE program and facilities costs, which was partially offset by an increase in marketing and advertising costs.
Operating expenses decreased by $3.2 billion, or 85.4%, to $549 million or 69.2% of revenue in the third quarter of fiscal 2015, compared to approximately $3.8 billion or 315.2% of revenue in the third quarter of fiscal 2014. Excluding the impact of the relevant Q3 Fiscal 2015 Non-GAAP Adjustments and Q3 Fiscal 2014 Non-GAAP Adjustments, operating expenses decreased by $429 million, or 52.1%. This decrease was primarily attributable to decreases in salaries and benefits due to reductions in headcount related to the CORE program as well as marketing and advertising and consulting costs. The Company expects operating expenses to remain stable for the next several quarters.

Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, infrastructure and other employee costs.
Research and development expenses decreased by $168 million, or 52.2%, to $154 million in the third quarter of fiscal 2015, compared to $322 million in the third quarter of fiscal 2014. Excluding the impact of the relevant Q3 Fiscal 2015 Non-GAAP Adjustments and Q3 Fiscal 2014 Non-GAAP Adjustments, research and development expenses decreased by $135 million, or 47.4%. The decrease was primarily attributable to CORE program-related savings in salaries and benefits due to reductions in headcount and in facilities and material costs. Research and development-related headcount decreased by approximately 34% compared to the third quarter of fiscal 2014.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, infrastructure and travel expenses.
Selling, marketing and administration expenses decreased by $367 million, or 68.2%, to $171 million in the third quarter of fiscal 2015 compared to $538 million in the third quarter of fiscal 2014. Excluding the impact of the relevant Q3 Fiscal 2015 Non-GAAP Adjustments and Q3 Fiscal 2014 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $215 million, or 55.8%. The decrease was primarily attributable to decreases in marketing and advertising expenses, consulting costs and foreign exchange expenses as compared to the third quarter of fiscal 2014. Selling, marketing and administration related headcount decreased by approximately 31%, compared to the third quarter of fiscal 2014.

Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the third quarter of fiscal 2015 compared to the third quarter of fiscal 2014. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of sales
	November 29, 2014	November 30, 2013	Change	November 29, 2014	November 30, 2013	Change
Property, plant and equipment	$27	$70	$(43)	$14	$61	$(47)
Intangible assets	47	78	(31)	82	102	(20)
Total	$74	$148	$(74)	$96	$163	$(67)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $74 million to $74 million for the third quarter of fiscal 2015, compared to $148 million for the third quarter of fiscal 2014. The decrease in amortization expense reflects the lower cost base of assets as a result of the Real Estate Sale and additional asset sales, as well as reduced spending on capital and intangible assets, partially offset by certain property, plant and equipment and intangible asset additions in the third quarter of fiscal 2015.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $67 million to $96 million for the third quarter of fiscal 2015, compared to $163 million for the third quarter of fiscal 2014. This decrease primarily reflects the lower cost base of long-lived assets (“LLA”) as a result of the LLA impairment charge recorded in the third quarter of fiscal 2014.
Investment Loss, Net
Investment loss increased by $21 million to $21 million in the third quarter of fiscal 2015 from nil in the third quarter of fiscal 2014. The increase in investment loss is primarily attributable to interest accrued on the Debentures and an increase in the Company's share of losses accounted for under the equity method, offset by increases in the Company's average cash and investment balances. See “Financial Condition - Liquidity and Capital Resources” below.
Income Taxes
For the third quarter of fiscal 2015, the Company’s net effective income tax recovery rate was approximately 8%, compared to approximately 12% for the same period in the prior fiscal year. The Company’s net effective income tax recovery rate reflects the fact that the Company expects an income tax recovery of its cash tax paid in fiscal 2012 due to an anticipated loss carryback of its fiscal 2015 anticipated tax loss. That current tax recovery will be limited to fiscal 2012 cash tax paid not previously recovered. The Company’s income tax recovery rate also reflects the fact that the Company has a significant valuation allowance in place against its deferred tax assets, and in particular, due to this valuation allowance, the significant income statement impact of the Debentures fair value was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Loss
The Company’s net loss for the third quarter of fiscal 2015 was $148 million, or $0.28 basic and diluted loss per share on a GAAP basis, reflecting a decrease in net loss of $4.3 billion compared to a net loss of $4.4 billion, or $8.37 basic and diluted loss per share, in the third quarter of fiscal 2014. Excluding the impact of the relevant Q3 Fiscal 2015 Non-GAAP Adjustments and Q3 Fiscal 2014 Non-GAAP Adjustments, the Company's net income was $6 million compared to a net loss of $354 million, reflecting an increase in net income of $360 million due to a reduction in operating expenditures and an increase in gross margin, which was partially offset by a decrease in the recovery of income taxes.
Common Shares Outstanding
On December 16, 2014, there were 529 million common shares, options to purchase 2 million common shares, 27 million restricted share units and 0.3 million deferred share units outstanding. In addition, 125 million common shares are issuable upon conversion in full of the Debentures.
The Company has not paid any cash dividends during the last three fiscal years.

Results of Operations
Nine months ended November 29, 2014 compared to nine months ended November 30, 2013
The following table sets forth certain unaudited consolidated statements of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts:

	For the Nine Months Ended
	November 29, 2014		November 30, 2013		Change
Revenue	$2,675	100%	$5,837	100%	$(3,162)
Gross margin (1)(2)	1,286	48%	(596)	(10%)	1,882
Operating expenses (1)(2)	1,603	60%	6,030	103%	(4,427)
Loss before income taxes	(384)	(14%)	(6,627)	(113%)	6,243
Recovery of income taxes	(52)	(2%)	(1,177)	(20%)	1,125
Net loss	$(332)	(12%)	$(5,450)	(93%)	$5,118

Loss per share - reported
Basic & diluted	$(0.63)		$(10.39)		$9.76

Weighted-average number of shares outstanding (000’s)
Basic & diluted	527,350		524,766

(1)	See “Non-GAAP Financial Measures” for the impact of the “Fiscal 2015 Non-GAAP Adjustments” on gross margin and operating expenses in fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the “Fiscal 2014 Non-GAAP Adjustments” on gross margin and operating expenses in fiscal 2014.

Revenue
Revenue for the first nine months of fiscal 2015 was approximately $2.7 billion, a decrease of approximately $3.2 billion, or 54.2%, from approximately $5.8 billion in the first nine months of fiscal 2014.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Nine Months Ended (in millions)
	November 29, 2014		November 30, 2013		Change
BlackBerry handheld devices recognized	5.7		12.4		(6.7)	(54.0%)

Revenue
Hardware	$1,157	43.3%	$3,427	58.7%	$(2,270)	(66.2%)
Service	1,311	49.0%	2,150	36.8%	(839)	(39.0%)
Software	167	6.2%	179	3.1%	(12)	(6.7%)
Other	40	1.5%	81	1.4%	(41)	(50.6%)
	$2,675	100.0%	$5,837	100.0%	$(3,162)	(54.2%)

Revenue by Category

Hardware Revenue

Hardware revenue was $1.2 billion, or 43.3% of revenue, in the first nine months of fiscal 2015 compared to approximately $3.4 billion, or 58.7% of revenue, in the first nine months of fiscal 2014, representing a decrease of approximately $2.3 billion or 66.2%. The Company recognized revenue related to approximately 5.7 million BlackBerry handheld devices in the first nine months of fiscal 2015, compared to approximately 12.4 million BlackBerry handheld devices recognized in the first nine months of fiscal 2014. Approximately 67% of the devices recognized in the first nine months of fiscal 2015 were BlackBerry 10 devices. The Company believes that the significant decrease in hardware revenue over the prior fiscal year was primarily attributable to intense competition and an aging product portfolio, as well as a reduction in the average selling prices of its devices. The Company also believes that previously disclosed announcements concerning the Company's operational restructuring, recent management changes and the Company's workforce reductions, may have continued to have a negative impact on demand for the Company's products in early fiscal 2015.

Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. When the Company cannot reasonably estimate the amount of the potential sell-through programs that may be offered on certain BlackBerry devices in future periods, associated revenues are recognized when the devices sell through to end customers. During the first nine months of fiscal 2015, certain sales of BlackBerry 10 and BlackBerry 7 devices were recognized in revenue when they were sold into the channel, with the majority of sales recognized when the devices sold through to end customers. For additional discussion of the Company's revenue recognition policies, please see Note 1 to the consolidated financial statements in the Annual Report.
During the first nine months of fiscal 2015, approximately 6.9 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to fiscal 2015 and which reduced the Company's inventory in the channel. The number of BlackBerry smartphones that were sold through to end customers was 16.6 million in the first nine months of fiscal 2014.

Service Revenue

Service revenue decreased by $839 million, or 39.0%, to $1.3 billion and comprised 49.0% of revenue in the first nine months of fiscal 2015 compared to approximately $2.2 billion, or 36.8% of revenue, in the first nine months of fiscal 2014. Service revenue in the first nine months of fiscal 2015 included approximately $30 million relating to cash payments of previously deferred service revenue as part of the agreement reached with the Company's carrier partners in Venezuela to address the Company's inability to timely collect past service revenue charged in U.S. dollars and to address revenue for future services (the “Venezuela Collection Agreement”), as well as $26 million from carrier partners in Argentina for service revenue previously deferred. The decrease is primarily attributable to a lower number of BlackBerry users and lower revenue from those users as compared to the first nine months of fiscal 2014. The year-over-year decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans as well as pricing reduction programs implemented by the Company to maintain the customer base.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Software Revenue
Software revenue decreased by $12 million, or 6.7%, to $167 million or 6.2% of revenue in the first nine months of fiscal 2015 from $179 million or 3.1% of revenue in the first nine months of fiscal 2014. The decrease was attributable to a decrease in technical support revenue, partially offset by an increase in revenue from QNX.
Other Revenue
Other revenue decreased by $41 million, or 50.6%, to $40 million or 1.5% of revenue in the first nine months of fiscal 2015 compared to $81 million or 1.4% of revenue in the first nine months of fiscal 2014. The majority of the decrease was attributable to accessories, non-warranty repair revenues, as well as a one-time contract payment received in the comparable period in the prior fiscal year, partially offset by a decrease in foreign exchange hedging losses.
Gross Margin
Gross margin increased by $1.9 billion, or 315.8%, to $1.3 billion, or 48.1% of revenue, in the first nine months of fiscal 2015, compared to $(596) million, or (10.2)% of revenue, in the same period of the previous fiscal year. Excluding the relevant Fiscal 2015 Non-GAAP Adjustments and Fiscal 2014 Non-GAAP Adjustments, gross margin decreased by $708 million to $1.3 billion, or 48.9% of revenue.
The $708 million decrease in gross margin was primarily due to a reduction in service revenue compared to the first nine months of fiscal 2014, as well as a decrease in the average selling prices of devices recognized as a result of pricing reductions implemented in order to drive sell-through. The decrease was also attributable to a decrease in the number of devices for which revenue was recognized due to intense competition and an aging product portfolio, as noted above. Generally, service revenues earn higher gross margins than sales of handheld devices and hardware revenues have lower gross margins than the Company’s gross margin.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the nine months ended November 29, 2014, compared to the nine months ended November 30, 2013.

	For the Nine Months Ended
	(in millions)
	November 29, 2014		November 30, 2013		Change
		% of Revenue		% of Revenue		% of Change
Revenue	$2,675		$5,837		$(3,162)	(54.2%)
Operating expenses
Research and development(1)(2)	$577	21.6%	$1,040	17.8%	$(463)	(44.5)%
Selling, marketing and administration(1)(2)	766	28.6%	1,738	29.8%	(972)	(55.9)%
Amortization	230	8.6%	499	8.5%	(269)	(53.9)%
Impairment of long-lived assets(2)	—	—%	2,748	47.1%	(2,748)	(100.0)%
Debentures fair value adjustment(1)	30	1.1%	5	0.1%	25	500.0%
Total	$1,603	59.9%	$6,030	103.3%	$(4,427)	(73.4)%

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2015 Non-GAAP Adjustments on operating expenditures in fiscal 2015.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2014 Non-GAAP Adjustments on operating expenditures in fiscal 2014.
Research and Development Expenses
Research and development expenses decreased by $463 million to $577 million, or 21.6% of revenue, in the first nine months of fiscal 2015, compared to $1.0 billion, or 17.8% of revenue, in the first nine months of fiscal 2014. Excluding the impact of the relevant Fiscal 2015 Non-GAAP Adjustments and Fiscal 2014 Non-GAAP Adjustments, research and development expenses decreased by $473 million, or 48.0%. The decrease is primarily attributable to reduced salaries and benefits as a result

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

of a reduction in headcount related to the CORE program and reductions in outsourcing and material and device testing costs compared to the first nine months of fiscal 2014. Research and development related headcount decreased by approximately 34% as at the end of the first nine months of fiscal 2015 compared to the same period in the prior fiscal year.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses decreased by $972 million to $766 million for the first nine months of fiscal 2015 compared to approximately $1.7 billion for the comparable period in fiscal 2014. As a percentage of revenue, selling, marketing and administration expenses decreased to 28.6% in the first nine months of fiscal 2015 as compared to 29.8% in the first nine months of fiscal 2014. Excluding the impact of the relevant Fiscal 2015 Non-GAAP Adjustments and Fiscal 2014 Non-GAAP Adjustments, selling marketing and administration expenses decreased by $927 million, or 61.2%. The decrease is attributable to a reduction in marketing and advertising costs, and lower salaries and benefits as a result of reductions in headcount compared to the first nine months of fiscal 2014. Selling, marketing and administration related headcount decreased by approximately 31% as at the end of the first nine months of fiscal 2015 compared to the same period in the prior fiscal year.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the nine months ended November 29, 2014 compared to the nine months ended November 30, 2013. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Nine Months Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	November 29, 2014	November 30, 2013	Change	November 29, 2014	November 30, 2013	Change
Property, plant and equipment	$88	$270	$(182)	$57	$195	$(138)
Intangible assets	142	229	(87)	245	373	(128)
Total	$230	$499	$(269)	$302	$568	$(266)
Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets decreased by $269 million to $230 million in the first nine months of fiscal 2015 compared to $499 million for the comparable period in fiscal 2014. The decrease in amortization expense reflects the lower cost base of assets as a result of the LLA impairment charge recorded in the third quarter of fiscal 2014 and the Real Estate Sale, as well as reduced spending on capital and intangible assets, partially offset by certain property, plant and equipment and intangible asset additions in the first nine months of fiscal 2015.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company's manufacturing operations and BlackBerry service operations decreased by $266 million to $302 million in the first nine months of fiscal 2015 compared to $568 million for the comparable period in fiscal 2014. This decrease primarily reflects the lower cost base of LLA as a result of the LLA impairment charge recorded in the third quarter of fiscal 2014.
Investment Loss, Net
Investment loss increased by $66 million to $67 million in the first nine months of fiscal 2015, from $1 million in the comparable period of fiscal 2014. The increase primarily reflects the interest paid and accrued on the Debentures and an increase in the Company's share of losses accounted for under the equity method, offset by increases in the Company's average cash and investment balances and yield. See “Financial Condition - Liquidity and Capital Resources”.
Income Taxes
For the first nine months of fiscal 2015, the Company's net effective income tax recovery rate was approximately 14%, compared to approximately 18% for the same period in the prior fiscal year. The Company’s net effective income tax recovery rate reflects the fact that the Company expects an income tax recovery of its cash tax paid in fiscal 2012 due to an anticipated loss carryback of its fiscal 2015 anticipated tax loss. That current tax recovery will be limited to fiscal 2012 cash tax paid not

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

previously recovered. The Company’s income tax recovery rate also reflects the fact that the Company has a significant valuation allowance in place against its deferred tax assets, and in particular, due to this valuation allowance, the significant income statement impact of the Debentures fair value was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Loss
The Company's net loss for the first nine months of fiscal 2015 was $332 million or $0.63 basic and diluted loss per share on a GAAP basis, reflecting a decrease in net loss of $5.1 billion compared to net loss of approximately $5.5 billion, or $10.39 basic and diluted loss per share in the first nine months of fiscal 2014. Excluding the impact of the relevant Fiscal 2015 Non-GAAP Adjustments and Fiscal 2014 Non-GAAP Adjustments, the Company's net loss for the first nine months of fiscal 2015 was $65 million compared to a net loss of $669 million for the first nine months of fiscal 2014, reflecting a decrease in net loss of $604 million due to a reduction in operating expenditures, which was partially offset by decreases in the Company’s gross margin and a decrease in the recovery of income taxes.
Basic and diluted loss per share were $0.63 in the first nine months of fiscal 2015, a decrease of 93.9%, compared to basic and diluted loss per share of $10.39 in the first nine months of fiscal 2014.
The weighted average number of shares outstanding was approximately 527 million common shares for basic and diluted loss per share for the nine months ended November 29, 2014, and approximately 525 million common shares for basic and diluted loss per share for the nine months ended November 30, 2013.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended November 29, 2014. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2015			Fiscal Year 2014				Fiscal Year 2013
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Revenue	$793	$916	$966	$976	$1,193	$1,573	$3,071	$2,678
Gross margin	410	425	451	553	(1,264)	(374)	1,042	1,075
Operating expenses	549	623	431	1,090	3,761	1,058	1,211	1,087
Loss from continuing operations, before income taxes	(160)	(218)	(6)	(557)	(5,025)	(1,438)	(164)	(18)
Recovery of income taxes	(12)	(11)	(29)	(134)	(624)	(473)	(80)	(112)
Income (loss) from continuing operations	(148)	(207)	23	(423)	(4,401)	(965)	(84)	94
Income from discontinued operations, net of tax	—	—	—	—	—	—	—	4
Net income (loss)	$(148)	$(207)	$23	$(423)	$(4,401)	$(965)	$(84)	$98
Earnings (loss) per share
Basic earnings (loss) per share from continuing operations	$(0.28)	$(0.39)	$0.04	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.18
Basic earnings per share from discontinued operations	—	—	—	—	—	—	—	0.01
Total basic earnings (loss) per share	$(0.28)	$(0.39)	$0.04	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.19
Diluted earnings (loss) per share from continuing operations	$(0.28)	$(0.39)	$(0.37)	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.18
Diluted earnings per share from discontinued operations	—	—	—	—	—	—	—	0.01
Total diluted earnings (loss) per share	$(0.28)	$(0.39)	$(0.37)	$(0.80)	$(8.37)	$(1.84)	$(0.16)	$0.19

Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments increased by $452 million to approximately $3.1 billion as at November 29, 2014 from approximately $2.7 billion as at March 1, 2014, primarily as a result of the receipt of the Company's fiscal 2014 Canadian income tax refund and proceeds from the Real Estate Sale, which were partially offset by net changes in working capital and cash used in investing activities. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at November 29, 2014.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	November 29, 2014	March 1, 2014	Change
Cash and cash equivalents	$1,498	$1,579	$(81)
Restricted cash	65	—	65
Short-term investments	1,273	950	323
Long-term investments	274	129	145
Cash, cash equivalents, and investments	$3,110	$2,658	$452
The table below summarizes the current assets, current liabilities, and working capital of the Company as at November 29, 2014 and March 1, 2014:

	As at (in millions)
	November 29, 2014	March 1, 2014	Change
Current assets	$4,117	$4,848	$(731)
Current liabilities	1,477	2,268	(791)
Working capital	$2,640	$2,580	$60

Current Assets
The decrease in current assets of $731 million at the end of the third quarter of fiscal 2015 from the end of the fourth quarter of fiscal 2014 was primarily due to decreases in accounts receivable of $351 million, income taxes receivable of $229 million, other current assets of $191 million and inventories of $142 million, which was partially offset by an increase in short-term investments of $323 million.
At November 29, 2014, accounts receivable was $621 million, a decrease of $351 million from March 1, 2014. The decrease reflects the lower revenues recognized in the third quarter of fiscal 2015 as well as a decrease in days sales outstanding to approximately 72 days in the third quarter of fiscal 2015 from approximately 111 days at the end of the fourth quarter of fiscal 2014. Further, the decrease in accounts receivable and days sales outstanding was impacted by favourable collection terms on certain sales contracts, cash collected in relation to the Venezuela Collection Agreement and cash payments received for service revenue previously deferred in relation to the Argentina Settlement Agreements.
At November 29, 2014, income taxes receivable was $144 million, a decrease of $229 million from March 1, 2014. The decrease in income taxes receivable was due to the receipt of most of the Company's 2014 Canadian income tax refund of $397 million, partially offset by the current income tax recovery recorded.
At November 29, 2014, other current assets was $314 million, a decrease of $191 million from March 1, 2014. The decrease in other current assets was due to the recognition of previously deferred cost of goods sold, upon recognition of the related deferred revenue.
At November 29, 2014, inventories decreased by $142 million to $102 million compared to $244 million as at March 1, 2014, due to devices shipped in the first nine months of fiscal 2015.
Current Liabilities
The decrease in current liabilities of $791 million at the end of the third quarter of fiscal 2015 from the end of the fourth quarter of fiscal 2014 was primarily due to decreases in accrued liabilities, accounts payable and deferred revenue. As at November 29, 2014, accrued liabilities were $814 million, reflecting a decrease of $400 million from March 1, 2014, which was primarily attributable to decreases in vendor liabilities, accrued carrier rebates, marketing accruals and warranty liabilities compared to the fourth quarter of fiscal 2014. Accounts payable were $218 million as at November 29, 2014, reflecting a decrease of $256 million from March 1, 2014, which was primarily attributable to the payment of amounts owing to contract manufacturers for the repurchase of inventory. Deferred revenue was $445 million, which reflects a decrease of $135 million compared to March 1, 2014 due to an increase in the volume of transactions that met the criteria for recognition of revenue as at November 29, 2014.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Cash flows for the nine months ended November 29, 2014 compared to the nine months ended November 30, 2013 were as follows:

	For the Nine Months Ended
	(in millions)
	November 29, 2014	November 30, 2013	Change
Net cash flows provided by (used in):
Operating activities	$603	$405	$198
Investing activities	(619)	(642)	23
Financing activities	(59)	973	(1,032)
Effect of foreign exchange loss on cash and cash equivalents	(6)	(11)	5
Net increase (decrease) in cash and cash equivalents	$(81)	$725	$(806)
Operating Activities
The increase in net cash flows provided by operating activities of $198 million primarily reflects the Company's lower amount of net loss (driven by decreases in selling, marketing and administration and research and development expenses as compared to the same period in the prior fiscal year), offset by net changes in working capital.
Investing Activities
During the nine months ended November 29, 2014, cash flows used in investing activities were $619 million and included cash flows used in transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $468 million, intangible asset additions of $388 million, acquisitions of property, plant and equipment of $71 million, and business acquisitions, net of cash acquired of $40 million, partially offset by proceeds on sale of property, plant and equipment of $348 million. For the same period in the prior fiscal year, cash flows used in investing activities were $642 million and included intangible asset additions of $837 million, property, plant and equipment additions of $260 million and business acquisitions of $7 million, partially offset by cash flows provided by transactions involving the acquisitions of short-term and long-term investments, net of the proceeds on sale or maturity in the amount of $443 million and proceeds on sale of property, plant and equipment of $19 million.
During the nine months ended November 29, 2014, the additions to intangible assets primarily consisted of payments relating to licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry-related features. The decrease in property, plant and equipment spending for the first nine months of fiscal 2015 was primarily due to the cost saving initiatives of the CORE program.
Financing Activities
The increase in cash flows used in financing activities was $1.0 billion for the first nine months of fiscal 2015 and was primarily attributable the receipt in the prior year of $1.0 billion from the issuance of the Debentures in the first nine months of fiscal 2014 and to the restricted cash used to collateralize letters of credit during the first nine months of fiscal 2015 as described in Note 2 to the Consolidated Financial Statements, which was partially offset by a decrease in the purchase of treasury stock.

Aggregate Contractual Obligations
Purchase obligations and commitments amounted to approximately $1.6 billion as at November 29, 2014, including interest payments of $446 million on the Debentures, purchase orders with contract manufacturers in the amount of $565 million, and operating lease obligations of $204 million. The Company also has commitments on account of capital expenditures of approximately $5 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company, including payments on account of licensing agreements. Total purchase obligations and commitments as at November 29, 2014 decreased by $285 million as compared to the March 1, 2014 balance of approximately $1.9 billion, which was primarily attributable to a decrease in payments on account of licensing agreements and purchase orders with contract manufacturers, as well as a decrease in interest payments on the Debentures, partially offset by an increase in operating lease commitments as a result of the Real Estate Sale.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Debenture Financing and Other Funding Sources
Please see Note 9 to the Consolidated Financial Statements for a description of the Debentures.
The Company has $65 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. Please see Note 2 to the Consolidated Financial Statements for further information concerning the Company's restricted cash.
Cash, cash equivalents, and investments were approximately $3.1 billion as at November 29, 2014. The Company's management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and streamlining capital investments through the CORE program and its operational restructuring, and managing the liquidity needs of the business. In addition, the Company continues to pursue opportunities to attain further cost savings in the coming fiscal quarters. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments and future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future. The Company expects to maintain its strong cash position.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the AIF, which is included in the Annual Report, including the risk factors entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies” and “The Company may infringe on the intellectual property rights of others”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
As of November 29, 2014, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: in the early stages of a proceeding a claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
Though they do not meet the test for accrual described above, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

On April 2, 2012, NXP B.V. (“NXP”) filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division). NXP asserted that the Company infringes U.S. Patent Nos. 7,330,455; 6,434,654; 6,501,420; 5,597,668; 5,639,697; and 5,763,955. NXP alleges that its patents are generally directed to certain wireless technologies including 802.11 standards GPS and embedded memory technology, as well as certain methods of manufacture for semiconductor devices. Following a jury trial in March 2014, the jury returned a verdict in favor of the Company finding that the Company did not infringe any of the patents in suit and finding that each of the patents is invalid. The Company has filed a motion to recover its fees and costs. NXP has moved to overturn the verdict and has indicated its intent to appeal the verdict. Proceedings are ongoing.
On January 3, 2014, the Company filed a lawsuit against Typo Products LLC (“Typo”) in the U.S. District Court for the Northern District of California. The Company asserted that Typo infringes U.S. Patent Nos. 7,629,964, and 8,162,552, generally directed to a keyboard for use with a mobile communication device. The Company also asserted that Typo infringed U.S. Design Patent No. D685,775, generally directed to a keyboard design, and trade dress relating to keyboards. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On January 22, 2014, the Company filed a motion for preliminary injunction to enjoin Typo from infringing U.S. Patent No. 7,629,964 and U.S. Design Patent No. D.685,775. On March 28, 2014, the court granted the Company’s motion for preliminary injunction, which went into effect after the Company’s payment of a $500,000 bond. On May 9, 2014, the court granted the Company’s motion to dismiss. Typo has withdrawn its products from the market pursuant to the injunction, pending resolution of the lawsuit. The Company prevailed on its claim construction and filed an amended complaint adding related party Show Media to the litigation. Proceedings are ongoing.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions alleging that during the period from September 27, 2012 through September 20, 2013, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed. The purported class action claims seek unspecified damages. In respect of the U.S. class actions, four motions for the appointment of lead plaintiff were filed. On March 14, 2014, the Judge appointed Mary Dinzik and Todd Cox as lead plaintiffs and consolidated the proceedings in the U.S. District Court for the Southern District of New York. On May 27, 2014, the Consolidated Amended Class Action Complaint was filed. It alleges violations of securities laws as a result of alleged false and misleading statements and improper revenue recognition, inventory account and supply management accounting. The proposed class period is from March 28, 2013 to September 20, 2013. The Company has filed a motion to dismiss the complaint. The proceeding is ongoing.

Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars but were also incurred in Euros and British Pounds. At November 29, 2014, approximately 25% of cash and cash equivalents, 29% of accounts receivables and 12% of accounts payable were denominated in foreign currencies (March 1, 2014 – 35%, 26% and 12%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. Please see Note 4 to the Consolidated Financial Statements for information concerning the Company's foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Substantially all of these investments carry fixed interest rates. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities and fixed interest rates. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the Debentures with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The fair value of the Debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit and Customer Concentration
The Company has historically been dependent on a number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at November 29, 2014 was $6 million (March 1, 2014 - $17 million). There were no individual customers that comprised more than 10% of accounts receivable as at November 29, 2014 or March 1, 2014. Additionally, there were no customers that comprised 10% of the Company’s third quarter of fiscal 2015 revenue (third quarter of fiscal 2014 revenue – no customers that comprised 10%). During the third quarter of fiscal 2015, the percentage of the Company's receivable balance that was past due increased by 0.6% compared to the fourth quarter of fiscal 2014. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments from its carrier and distributor partners of receivables exists. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company's liquidity.
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the nine months ended November 29, 2014.
Please see Note 4 to the Consolidated Financial Statements for additional information regarding the Company's credit risk as it pertains to its foreign exchange derivative counterparties.

Changes in Internal Control Over Financial Reporting
During the three months ended November 29, 2014, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JOHN CHEN, Chief Executive Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended November 29, 2014.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on August 31, 2014 and ended on November 29, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 19, 2014

/s/ JOHN CHEN
JOHN CHEN
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JAMES YERSH, Chief Financial Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended November 29, 2014.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on August 31, 2014 and ended on November 29, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 19, 2014

/s/ JAMES YERSH
JAMES YERSH
Chief Financial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	December 19, 2014	By:	/S/ JAMES YERSH
Name: James Yersh
Title: Chief Financial Officer